Form 10KSB, Exhibit 13
period 1996-12-31
CASCADE BANCORP
filed 1997-03-28
CIK 865911

                                  EXHIBIT 13.1


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


     The following discussion should be read in conjunction with Bancorp's audited consolidated financial statements and the notes thereto for the years ended December 31, 1996 and 1995 included in this annual report to shareholders.


RESULTS OF OPERATIONS

NET INTEREST INCOME

     Net interest income increased 16.0 percent in 1996 as compared to 1995. This change resulted from a $1,908,000 increase in interest income in conjunction with a $282,000 increase in interest expense. The increase in net interest income was primarily the result of an increase in the volume of loans. Average loans in 1996 were approximately $137,798,000 as compared to $121,883,000 in 1995. Accordingly, interest and fees on loans increased 13.4 percent in 1996 as compared to 1995. Total interest expense increased 7.5 percent in 1996 as compared to 1995 primarily due to increased volume in interest bearing demand and time deposits, partially offset by a decrease in interest expense on savings accounts and other borrowings. During the periods presented, Bancorp utilized both short-term and long-term Federal Home Loan Bank borrowings to help fund loan demand.

LOAN LOSS PROVISION

     The loan loss provision decreased during 1996 as compared to 1995 primarily due to a decrease in the volume of loan growth. The Bank's ratio of reserve for loan losses to total loans was 1.27 percent at December 31, 1996 as compared to
1.30 percent at December 31, 1995. Management believes the current loan loss provision maintains the reserve for loan losses at an appropriate level.

NON-INTEREST INCOME

     Non-interest income increased 28.9 percent in 1996 as compared to 1995 due to increases in all categories of non-interest income.

     The increase in service charge income during 1996 was primarily due to an increase in the volume of deposit activity during the periods presented. The increase in mortgage loan origination and processing fees was primarily due to increased mortgage loan originations in conjunction with a more stable interest rate environment. The increase in gains on sales of mortgage loans is primarily due to an increase in mortgage loan activity and the implementation of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). SFAS 122 required Bancorp to begin recognizing originated mortgage servicing rights for loan origination activities subsequent to December 31, 1995. The net amount of capitalized mortgage servicing rights recognized in 1996 was approximately $575,000. Because the income related to residential mortgage loan activity is so dependent upon interest rates, there can be no assurance that income on mortgage related transactions will continue to significantly contribute to Bancorp's future income. The net increase in other income was primarily attributable to an increase in the income earned on life insurance policies of approximately $170,000.

NON-INTEREST EXPENSE

     Total non-interest expense increased 13.4 percent in 1996 as compared to 1995. The overall increase was primarily attributed to Bancorp's increased size and activity levels.

INCOME TAXES

     The provision for income taxes increased between the periods presented primarily as a result of higher pre-tax income.

FINANCIAL CONDITION

     Bancorp continued to experience strong growth in 1996 with total assets increasing 13.4 percent to $201.3 million at December 31, 1996 compared to $177.6 million at December 31, 1995. This growth was primarily due to increases in loans and investments which were funded primarily by increases in deposits. Because deposit growth exceeded loan demand in 1996, Bancorp increased its net investment in available-for -sale securities by approximately $14.5 million in 1996. Loan demand continued to be steady in 1996 with total loans increasing
5.5 percent to $133.7 million at December 31, 1996 compared to $126.7 million at December 31, 1995. Deposits increased 12.2 percent to $171.1 million at December 31, 1996 compared to $152.4 million at December 31, 1995.

     Bancorp has no derivative financial instruments as of December 31, 1996 and 1995.

CASCADE FINANCE

     In January, 1997, Bancorp contributed $250,000 in capital to Cascade Finance, Bancorp's first non-bank subsidiary. In addition, during February, 1997 Bancorp transferred an additional $250,000 in capital to Cascade Finance. Cascade Finance began operations in January, 1997 and management does not anticipate that the activity in Cascade Finance will have a material impact on Bancorp's consolidated financial condition or results of operation.

LIQUIDITY

     Liquidity enables the Bank to meet the withdrawals of its depositors and the borrowing needs of its loan customers. The Bank maintains its liquidity position through maintenance of cash resources and a stable core deposit base. Short-term deposits have continued to grow and federal funds are sold whenever excesses are available. The Bank's primary source of funds is consumer deposits and commercial accounts. This is a significant factor to the Bank's long-term liquidity structure since these funds are not subject to significant movements as a result of changing interest rates and other economic factors. A further source of liquidity is the Bank's ability to borrow funds. At December 31, 1996 the Bank maintained six unsecured lines of credit totaling $14.5 million for the purchase of funds on an overnight basis. The Bank is also a member of the Federal Home Loan Bank (FHLB) which provides a secured line of credit in the amount of $9.6 million, and other funding opportunities for liquidity and asset/liability matching. At December 31, 1996 and 1995 the Bank had long-term borrowings of $5.0 million from the FHLB. Interest rates charged on the agreements are determined by market factors but are generally 1 to 2 percent higher than the federal funds rate.

     At December 31, 1996, the Bank had approximately $49.6 million in outstanding commitments to extend credit. Management anticipates that some of these commitments are expected to expire or terminate without funding. Management believes that the Bank's existing sources of liquidity will enable the Bank to fund its requirements in the normal course of business.

CAPITAL RESOURCES

     Bancorp's total stockholders' equity at December 31, 1996 was $23,572,000, which was an increase of $4,532,000 from December 31, 1995. The net increase resulted from 1996 net income of $4,513,000 and the increase in unrealized gains on investment securities available-for-sale, net of income taxes, of $19,000.

     Banking regulations require that banks maintain a minimum level of risk based capital. The calculation of risk based capital weights balance sheet and off-balance sheet items for their inherent risk. Regulations require an overall minimum capital adequacy of 8.00 percent and a minimum "Tier 1 Capital Ratio" of
4.00 percent. At December 31, 1996, Bancorp had a Risk Based Capital Adequacy of 16.5 percent and Tier 1 Capital Adequacy of 15.4 percent. This was compared to 14.3 percent and 13.1 percent for Risk Based Capital and Tier 1 Capital at December 31, 1995.

INTEREST RATE RISK

     Rate sensitive assets maturing or available for repricing within a one-year period of time exceeded rate sensitive liabilities by approximately $11.8 million at December 31, 1996. Approximately $6 million in rate sensative assets due comprised of callable investment securities. Rate sensitive liabilities maturing or available for repricing within a one-year period of time approximated rate sensitive assets at December 31, 1995. Interest sensitivity relates to the effect of changing interest rates on net interest income. Interest-earning assets which have interest rates tied to an index, such as prime rate, or which mature in relatively short periods of time are considered interest rate sensitive. Interest-bearing liabilities where the interest rate can be repriced in a discretionary manner or which mature in short periods of time are also considered interest rate sensitive. The differences between the amounts of interest sensitive assets and interest sensitive liabilities measured at various time periods, are referred to as sensitivity gaps. As rates change, these gaps will cause either a beneficial or adverse effect on net interest income. A negative gap represents a beneficial effect on net interest income if rates were to fall and an adverse effect if rates were to rise. Conversely, a positive gap would have a beneficial effect on net interest income in a rising rate environment and a negative effect if rates fell.

     Due to the uncertainty of changing interest rates, the Bank's strategy is to maintain a relatively balanced gap in its interest-earning assets and interest-bearing deposits within a one year period. In the event interest rates rise, the Bank's strategy is to increase its asset sensitivity predominantly through variable asset pricing.

INFLATION

     The general rate of inflation over the past two years, as measured by the Consumer Price Index, has not changed significantly, and management does not consider the effects of inflation on Bancorp's financial position and earnings to be material.

DEPOSIT INSURANCE

     As a member institution of the FDIC, the deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), and the Bank is required to pay semiannual deposit insurance premium assessments to the FDIC.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) included provisions to reform the Federal deposit insurance system, including the implementation of risk-based deposit insurance premiums. The FDICIA also permits the FDIC to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. Pursuant to the FDICIA, the FDIC implemented a transitional risk-based insurance premium system on January 1, 1993. Generally, banks are assessed insurance premiums according to how much risk they are deemed to present to the BIF. Banks with higher levels of capital and involving a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or involving a higher degree of supervisory concern.

     Effective for the first semiannual assessment period of 1996, assessment rates were lowered by four cents per $100 of assessable deposits for all risk categories, subject to the statutory requirement that all institutions pay at least $2,000 annually for FDIC insurance. The reduction in BIF rates utilizes the "adjustment" procedure established by the FDIC Board to change rates within a five-cent range without first having to seek public comment.

     During 1996 the Bank also paid a one-time deposit insurance assessment, of approximately $49,000, for recapitalization of the federal insurance fund for savings and loans. This assessment was based on the Bank's deposits at the Prineville branch which were acquired from the Resolution Trust Corporation in 1994. It is anticipated that the Bank's FDIC deposit insurance assessments for 1997 will primarily consist of the annual minimum requirement of $2,000.

MARKET INFORMATION

     Cascade Bancorp common stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol CACB. The primary market makers are:
Pacific Crest Securities, Black & Company Inc., and Herzog, Heine, Geduld, Inc.

     The high and low sales prices shown below are retroactively adjusted for stock dividends and are based on actual trade statistical information provided by The Nasdaq Stock Market for the periods indicated.


     1996         1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
     ----         -----------  -----------  -----------  -----------
     High             $ 18.03      $ 18.86      $ 22.00      $ 22.83

     Low                15.45        16.97        18.75        19.92

     1995
     ----
     High             $ 12.27      $ 14.09      $ 14.32      $ 17.27

     Low                10.91        10.91        11.53        13.64


     Bancorp declared 10% stock dividends in June 1996 and 1995. Bancorp also declared and paid a $.50 per share cash dividend for all shareholders of record as of January 22, 1997.

     As of February 11, 1997 management estimates that there were approximately 1,500 common stockholders of record of Bancorp stock.

                                    [HEADING]



                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and
Stockholders of Cascade Bancorp


We have audited the accompanying consolidated balance sheets of Cascade Bancorp and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Bancorp and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during 1996 the Company changed its method of accounting for originated mortgage servicing rights.


SYMONDS, EVANS & LARSON, P.C.

Portland, Oregon
January 24, 1997

                         CASCADE BANCORP AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 1996 and 1995

               ASSETS                                     1996           1995
                                                      ------------  ------------

Cash and cash equivalents:
   Cash and due from banks                             $19,567,608   $14,012,461
   Federal funds sold                                    9,325,000    13,100,000
                                                      ------------  ------------
      Total cash and cash equivalents                   28,892,608    27,112,461

Investment securities available-for-sale                24,476,627     9,965,676
Investment securities held-to-maturity, estimated
   fair value of $3,320,502 ($3,418,706 in 1995)         3,320,207     3,402,179
Loans, net1                                             31,626,742   124,711,355
Mortgage loans held for sale                               610,650     3,009,584
Premises and equipment, net                              4,280,754     3,467,085
Accrued interest and other assets                        8,068,985     5,893,932
                                                      ------------  ------------

         Total assets                                 $201,276,573  $177,562,272
                                                      ------------  ------------
                                                      ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Deposits:
      Demand                                           $51,484,370   $43,692,451
      Interest bearing demand                           89,144,726    80,186,924
      Savings                                           12,511,495    13,149,653
      Time                                              17,941,503    15,409,039
                                                      ------------  ------------
         Total deposits                                171,082,094   152,438,067

   Accrued interest and other liabilities                1,622,430     1,084,250
   Long-term debt                                        5,000,000     5,000,000
                                                      ------------  ------------
         Total liabilities                             177,704,524   158,522,317

Commitments and contingencies
   (Notes 1, 4, 9, 14 and 15)

Stockholders' equity:
   Common stock, no par value; 10,000,000 shares
      authorized; 2,132,967 shares issued and
      outstanding (1,939,061 in 1995)                   13,058,417     9,253,012
   Retained earnings                                    10,442,535     9,734,936
   Net unrealized gains on investment securities
      available-for-sale, net of income taxes               71,097        52,007
                                                      ------------  ------------
         Total stockholders' equity                     23,572,049    19,039,955
                                                      ------------  ------------

         Total liabilities and stockholders' equity   $201,276,573  $177,562,272
                                                      ------------  ------------
                                                      ------------  ------------

                             See accompanying notes.

                         CASCADE BANCORP AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                     Years ended December 31, 1996 and 1995

                                                           1996           1995
                                                      ------------  ------------
Interest income:
   Interest and fees on loans                         $ 14,063,738  $ 12,399,845
   Taxable interest on investment securities             1,177,535     1,160,082
   Nontaxable interest on investment securities             94,143       121,889
   Interest on federal funds sold                          381,567       155,669
   Dividends on Federal Home Loan Bank stock                95,100        66,700
                                                      ------------  ------------

               Total interest income                    15,812,083    13,904,185
Interest expense:
   Deposits:
      Interest bearing demand                            2,529,619     2,384,073
      Savings                                              285,762       304,480
      Time                                                 872,806       620,797
   Federal Home Loan Bank borrowings                       357,105       386,888
   Federal funds purchased                                   6,260        73,303
                                                      ------------  ------------
               Total interest expense                    4,051,552     3,769,541
                                                      ------------  ------------
Net interest income                                     11,760,531    10,134,644
Loan loss provision                                        432,141       480,779
                                                      ------------  ------------
Net interest income after loan loss provision           11,328,390     9,653,865

Noninterest income:
   Service charges on deposit accounts                   1,551,146     1,374,019
   Mortgage loan origination and processing fees         1,051,381       772,115
   Gains on sales of mortgage loans, net                   521,564       429,186
   Mortgage loan servicing fees, net                       197,424       182,250
   Merchant bankcard fees, net                             262,914       217,357
   Realized losses on sales of investment
      securities available-for-sale                              -     (173,937)
   Other                                                   496,291       365,483
                                                      ------------  ------------

               Total noninterest income                  4,080,720     3,166,473
Noninterest expense:
   Salaries and employee benefits                        4,412,356     3,864,590
   Equipment                                               724,954       755,336
   Occupancy                                               623,385       583,562
   Supplies                                                274,363       239,593
   Communications                                          272,086       223,276
   Third-party account services                            240,202        91,217
   Advertising                                             229,366       198,123
   Deposit insurance premiums and assessments               75,033       155,548
   Other                                                 1,322,461     1,099,718
                                                      ------------  ------------

               Total noninterest expense                 8,174,206     7,210,963
                                                      ------------  ------------

Income before income taxes                               7,234,904     5,609,375
Provision for income taxes                               2,721,900     1,977,100
                                                      ------------  ------------

Net income                                            $  4,513,004  $  3,632,275
                                                      ------------  ------------
                                                      ------------  ------------

Net income per common share                           $       2.12  $       1.70

                                                      ------------  ------------
                                                      ------------  ------------

                             See accompanying notes.

                         CASCADE BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     Years ended December 31, 1996 and 1995



                                                                                                       Net
                                                                                                   unrealized
                                                                                                 gains (losses)
                                                                                                  on investment
                                                                                                   securities
                                                      Number                                      available-for-          Total
                                                        of          Common        Retained        sale, net of         stockholders'
                                                      shares         stock        earnings        income taxes            equity
                                                     ---------   ------------   ------------      ------------         ------------

Balance at December 31, 1994                         1,762,783   $  7,093,607   $  8,262,066       $  (544,738)        $ 14,810,935

Net change in unrealized gains (losses)
  on investment securities available-for-
  sale, net of income taxes of $365,700                      -              -              -           596,745              596,745

10% stock dividend declared
  in June 1995                                         176,278      2,159,405    (2,159,405)                 -                    -

Net income                                                   -              -      3,632,275                 -            3,632,275
                                                     ---------   ------------   ------------      ------------         ------------
Balance at December 31, 1995                         1,939,061      9,253,012      9,734,936            52,007           19,039,955

Net change in unrealized gains (losses)
  on investment securities available-for-
  sale, net of income taxes of $11,800                       -              -              -            19,090               19,090

10% stock dividend declared
  in June 1996                                         193,906      3,805,405    (3,805,405)                 -                    -

Net income                                                   -              -      4,513,004                 -            4,513,004
                                                     ---------   ------------   ------------      ------------         ------------

Balance at December 31, 1996                         2,132,967   $ 13,058,417   $ 10,442,535      $     71,097         $ 23,572,049
                                                     ---------   ------------   ------------      ------------         ------------
                                                     ---------   ------------   ------------      ------------         ------------


                             See accompanying notes

                         CASCADE BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years ended December 31, 1996 and 1995


                                                           1996         1995
                                                      ------------  -----------

Cash flows from operating activities:
  Net income                                          $  4,513,004   $3,632,275
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Depreciation and amortization                      694,005      675,639
        Loan loss provision                                432,141      480,779
        Provision for deferred income taxes                527,000      145,000
        Losses (gains) on sales of mortgage
          loans, net                                        53,436     (429,186)
        Realized losses on sales of investment
           securities available-for-sale                         -      173,937
        Dividends on Federal Home Loan Bank stock          (95,100)     (66,700)
        Deferred benefit plan expenses                     271,000      125,000
        Increase in accrued interest and other assets   (2,163,666)    (232,630)
        Increase in accrued interest and other
           liabilities                                     267,180      127,059
        Originations of mortgage loans                 (87,996,351) (63,695,364)
        Proceeds from sales of mortgage loans           90,208,110   62,107,191
                                                      ------------  -----------
           Net cash provided by operating activities     6,710,759    3,043,000

Cash flows from investing activities:
  Purchases of investment securities
     available-for-sale                                (23,838,205)           -
  Proceeds from maturities and calls of investment
     securities available-for-sale                       9,320,018   11,100,987
  Proceeds from sales of investment securities
     available-for-sale                                          -    7,798,750
  Purchases of investment securities
     held-to-maturity                                   (1,073,016)    (212,000)
  Proceeds from maturities and calls of investment
     securities held-to-maturity                         1,383,215    1,380,961
  Other loan originations, net                          (7,347,528) (28,265,172)
  Purchases of premises and equipment, net              (1,404,123)    (712,568)
  Purchases of life insurance contracts                   (615,000)  (3,111,500)
                                                      ------------  -----------
           Net cash used in investing activities       (23,574,639) (12,020,542)

Cash flows from financing activities:
  Net increase in deposits                              18,644,027   24,178,424
  Net decrease in short-term borrowings                          -   (2,900,000)
  Proceeds from issuance of long-term debt                       -    5,000,000
                                                      ------------  -----------
  Net cash provided by financing activities             18,644,027   26,278,424
                                                      ------------  -----------

          Net increase in cash and cash equivalents      1,780,147   17,300,882

Cash and cash equivalents at beginning of the year      27,112,461    9,811,579
                                                      ------------  -----------

Cash and cash equivalents at end of the year          $ 28,892,608  $27,112,461
                                                      ------------  -----------
                                                      ------------  -----------

                             See accompanying notes

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Cascade Bancorp (Bancorp), a bank holding company, and its wholly-owned subsidiary, Bank of the Cascades (the Bank). All significant intercompany accounts and transactions have been eliminated in consolidation.

     DESCRIPTION OF BUSINESS

     The Bank conducts a general banking business. Its activities include the usual deposit functions of a commercial bank: commercial, real estate, installment, credit card and mortgage loans; checking and savings accounts; automated teller machines (ATM's); collection and escrow services; and safe deposit facilities. The Bank also originates and sells mortgage loans into the secondary market.

     In January 1997, Bancorp formed Cascade Finance as a wholly-owned subsidiary and capitalized Cascade Finance with a cash investment of $250,000.

     METHOD OF ACCOUNTING

     Bancorp prepares its consolidated financial statements in conformity with generally accepted accounting principles and prevailing practices within the banking industry. Bancorp utilizes the accrual method of accounting which recognizes income when earned and expenses when incurred. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

     SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     During 1996 and 1995, noncash transactions resulted from changes in the net unrealized gains (losses) on investment securities available-for-sale, net of income taxes, as disclosed in the accompanying consolidated statements of changes in stockholders' equity. In addition, during 1996, noncash investing activities resulted from the capitalization and net gains of approximately $575,000 recognized in connection with originated mortgage servicing rights.

     During 1996 and 1995, the Bank paid approximately $4,032,000 and $3,731,000, respectively, in interest expense.

     INVESTMENT SECURITIES

     Investment securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

     Investment securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in noninterest income.

     Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax.

     Gains or losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on available-for-sale securities are recognized in interest income using the interest method over the period to maturity.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

     LOANS, NET

     Loans are stated at the amount of unpaid principal, reduced by any deferred loan fees and reserves for loan losses. The reserve for loan losses represents management's recognition of the assumed risks of extending credit and the quality of the existing loan portfolio. The reserve is maintained at a level considered adequate to provide for potential loan losses based on management's assessment of various factors affecting the portfolio. Such factors include loss experience; review of problem loans; underlying collateral values; current economic conditions; and an overall evaluation of the quality, risk characteristics, and concentration of loans in the portfolio. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The reserve is increased by provisions charged to operations and reduced by loans charged-off, net of recoveries.

     Bancorp considers loans to be impaired when management believes that it is probable that all amounts due will not be collected according to the contractual terms. An impaired loan must be valued using the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the loan's underlying collateral. Bancorp primarily measures impairment on all large balance nonaccrual loans (typically commercial and commercial real estate loans) based on the fair value of the underlying collateral. In certain other cases, impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate.
     Amounts deemed impaired are either specifically allocated for in the reserve for loan losses or reflected as a partial charge-off of the loan balance. Smaller balance homogeneous loans (typically installment loans) are collectively evaluated for impairment as described above. Generally, Bancorp evaluates a loan for impairment when it is placed on nonaccrual status. All of the Bank's impaired loans at December 31, 1996 and 1995 were on nonaccrual status.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     Loan origination and commitment fees, net of certain direct loan origination costs, are generally recognized as an adjustment of the yield of the related loan.

     Interest income on all loans is accrued as earned on the simple interest method.

     Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the reserve based on their judgment of information available to them at the time of their examinations.

     MORTGAGE LOANS

     Mortgage loans held for sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 1996 and 1995, mortgage loans held for sale were carried at cost, which approximated estimated market value.

     At December 31, 1996 and 1995, the Bank held servicing rights to approximately $143,008,000 and $123,574,000, respectively, in mortgage loans which have been sold into the secondary market. These mortgage loans are being serviced for the Bank by another financial institution under a subservicing agreement and are not included in the accompanying consolidated balance sheets. The sale of these mortgage loans are subject to technical underwriting exceptions and related repurchase risks. Such risks are considered in the determination of the reserve for loan losses.

     Effective January 1, 1996, Bancorp prospectively adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). SFAS 122 requires the Bank to recognize as separate assets the rights to service mortgage loans which are acquired through loan origination activities subsequent to December 31, 1995.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     During the year ended December 31, 1996, the Bank capitalized approximately $600,000 in mortgage servicing rights in accordance with SFAS 122. The capitalized mortgage servicing rights are being amortized in proportion to, and over the period of, estimated net servicing income. During the year ended December 31, 1996, the amortization of the capitalized mortgage servicing rights totaled approximately $25,000. The net amount of capitalized mortgage servicing rights at December 31, 1996 (approximately $575,000) is included in other assets in the accompanying consolidated balance sheet.

     The fair value (which approximates the carrying amount) of the capitalized mortgage servicing rights at December 31, 1996 was determined based on comparisons to current market transactions involving mortgage servicing rights with similar portfolio characteristics and estimates of the net present value of expected future cash flows. The predominant risk characteristics of the underlying loans used to stratify the capitalized mortgage servicing rights for purposes of measuring impairment include, but are not limited to, interest rates, loan type, interest methods (i.e., fixed and variable), etc. Each strata is then discounted to reflect the present value of the expected future cash flows utilizing current market assumptions regarding discount rates, prepayment speeds, delinquency rates, etc. Impairment, if any, related to mortgage servicing rights is recognized through a valuation allowance. No valuation allowance was required for the year ended December 31, 1996.

     In June 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125) was issued. SFAS 125 supersedes SFAS 122 and also establishes standards for when transfers of financial assets (e.g., loan participations), including those with continuing involvement by the transferor, should be considered a sale. SFAS 125 also establishes standards for when a liability should be considered extinguished. SFAS 125 is generally effective for transfers of assets and extinguishments of liabilities after December 31, 1996, applied prospectively. Earlier adoption or retroactive application of SFAS 125 is not permitted. In addition, in December 1996, SFAS No. 127 was issued which deferred the effective date of certain provisions of SFAS 125 for one year. Management believes that the effect of adopting SFAS 125, as it relates to originated mortgage servicing rights, will not be significantly different than under the provisions of SFAS 122. Management believes that the effect of adopting the other provisions of SFAS 125 on Bancorp's financial condition will be dependent primarily on the control provisions of its future loan participation agreements.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization on premises and equipment is computed on straight-line and accelerated methods over the shorter of the estimated useful lives of the assets or terms of the leases. Amortization of leasehold improvements is included with depreciation expense in the accompanying consolidated financial statements.

     OTHER REAL ESTATE

     Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When the property is acquired, any excess of the loan balance over the estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense. Other real estate was not significant at December 31, 1996 and 1995.

     STOCKHOLDERS' EQUITY

     Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to compute net income per common share was 2,132,967 for 1996 and 1995. Net income per common share, weighted average number of common shares outstanding and the stock option plan information (see Note 13) have been adjusted to give retroactive effect to stock dividends.

     The Bank, as a state-chartered bank, is prohibited from declaring or paying any dividend in an amount greater than undivided profits. At December 31, 1996, approximately $8,790,000 was available for the payment of dividends to Bancorp with prior regulatory approval.

     In June 1996 and 1995, Bancorp declared 10% stock dividends.

     In January 1997, Bancorp declared a $.50 per share cash dividend which totaled $1,066,484 and was payable to stockholders of record as of January 22, 1997.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     ADVERTISING

     Advertising costs are generally charged to expense during the year in which they are incurred.

     PREMIUM ON BRANCH ACQUISITION

     A $525,000 premium related to the acquisition of a branch in 1994 is being amortized on a straight-line basis over 7 years.

     INCOME TAXES

     Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     OTHER RECENTLY ADOPTED ACCOUNTING STANDARDS

     Effective January 1, 1996 Bancorp adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) and SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

     SFAS 121 addresses the accounting for the impairment of long-lived assets, such as premises and equipment, certain identifiable intangibles and goodwill related to those assets. Long-lived assets and certain identifiable intangibles are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of the future cash flows expected from the use of the asset and its eventual disposition (undiscounted and without interest charges) is less than the carrying amount of the asset. SFAS 121 also requires that long-lived assets and identifiable intangibles, except for assets of a discontinued operation held for disposal, be accounted for at the lower of cost or fair value less cost to sell. Bancorp's adoption of SFAS 121 did not have a material effect on Bancorp's financial condition or results of operations.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SFAS 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock and stock appreciation rights. SFAS 123 defines a "fair value-based method" of accounting for employee stock options and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation for those plans using the "intrinsic value-based method" under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). Substantially all of Bancorp's stock options have no intrinsic value at grant date, and under Opinion 25, no compensation cost is recognized for them. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. In addition, SFAS 123 is applicable only to options granted subsequent to December 31, 1994. Bancorp has elected to continue to apply the accounting provisions of Opinion 25 and, if significant, disclose pro forma amounts that reflect the difference between compensation cost, if any, included in net income and the related cost measured by the fair value-based method, including tax effects, that would have been recognized in the income statement if the fair value-based method had been used. As discussed in Note 13, such pro forma amounts were not materially different than the amounts reported in the accompanying consolidated financial statements.

     RECLASSIFICATIONS

     Certain amounts in 1995 have been reclassified to conform with the 1996 presentation.

2.   CASH AND DUE FROM BANKS

     The Bank is required to maintain an average reserve balance ($3,570,000 and $2,129,000 at December 31, 1996 and 1995, respectively) with the Federal Reserve Bank or maintain such reserve balance in the form of cash. This requirement was met by holding cash and maintaining an average reserve balance with the Federal Reserve Bank in excess of this amount.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


3.   INVESTMENT SECURITIES

     Investment securities at December 31, 1996 and 1995 consisted of the following:


                                             Gross       Gross       Estimated
                              Amortized   unrealized  unrealized       fair
1996                            cost         gains      losses         value
----                       -------------  ----------  ----------  -------------
AVAILABLE FOR SALE
U.S. Government and
   agency securities       $  20,372,543  $   95,022  $        -  $  20,467,565
U.S. Treasury securities       3,989,347      19,715           -      4,009,062
                           -------------  ----------  ----------  -------------
                           $  24,361,890  $  114,737  $        -  $  24,476,627
                           -------------  ----------  ----------  -------------
                           -------------  ----------  ----------  -------------

HELD-TO-MATURITY
Obligations of state and
   political subdivisions  $   2,012,743  $    3,103  $    2,808  $   2,013,038
Federal Home Loan
   Bank stock                  1,307,464           -           -      1,307,464
                           -------------  ----------  ----------  -------------
                           $   3,320,207  $    3,103  $    2,808  $   3,320,502
                           -------------  ----------  ----------  -------------
                           -------------  ----------  ----------  -------------

1995
----
AVAILABLE-FOR-SALE
U.S. Government and
   agency securities       $   5,394,386  $   13,828  $        -  $   5,408,214
U.S. Treasury securities       4,487,408      70,054           -      4,557,462
                           -------------  ----------  ----------  -------------
                           $   9,881,794  $   83,882  $        -  $   9,965,676
                           -------------  ----------  ----------  -------------
                           -------------  ----------  ----------  -------------

HELD-TO-MATURITY
Obligations of state and
   political subdivisions  $   2,189,815  $   16,527  $        -  $   2,206,342
Federal Home Loan
   Bank stock                  1,212,364           -           -      1,212,364
                           -------------  ----------  ----------  -------------
                           $   3,402,179  $   16,527  $        -  $   3,418,706
                           -------------  ----------  ----------  -------------
                           -------------  ----------  ----------  -------------

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


3.   INVESTMENT SECURITIES (CONTINUED)

     The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Estimated
                                                    Amortized         fair
                                                       cost           value
                                                  ------------   ------------
     AVAILABLE-FOR-SALE
     Due in one year or less                      $  5,503,045   $  5,512,188
     Due after one year through five years          16,947,736     17,034,864
     Due after five years through ten years          1,911,109      1,929,575
                                                  ------------   ------------
                                                  $ 24,361,890   $ 24,476,627
                                                  ------------   ------------
                                                  ------------   ------------

     HELD-TO-MATURITY
     Due in one year or less                      $    889,028   $    890,786
     Due after one year through five years           1,123,779      1,122,252
     Federal Home Loan Bank stock                    1,307,400      1,307,464
                                                  ------------   ------------
                                                  $  3,320,207   $  3,320,502
                                                  ------------   ------------
                                                  ------------   ------------


     Investment securities with a carrying value of approximately $11,519,000 and $9,966,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

4.   LOANS, NET

     Loans, net at December 31, 1996 and 1995 consisted of the following:

                                                       1996           1995
                                                  ------------   ------------
     Commercial                                   $ 22,485,269   $ 21,710,608
     Real estate:
       Construction                                 34,375,243     33,983,778
       Mortgage                                     19,774,232     24,749,955
       Commercial                                   42,390,479     31,018,825
       Installment                                  14,665,629     15,271,595
                                                  ------------   ------------
                                                   133,690,852    126,734,761
     Less:
       Reserve for loan losses                       1,691,260      1,651,352
       Deferred loan fees                              372,850        372,054
                                                  ------------   ------------
                                                     2,064,110      2,023,406
                                                  ------------   ------------
     Loans, net                                   $131,626,742   $124,711,355
                                                  ------------   ------------
                                                  ------------   ------------

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


4.   LOANS, NET (CONTINUED)

     The Bank's branches are located in Deschutes County and Crook County, Oregon. The result of doing business in this geographic region has been growth in loan demand. A substantial portion of the Bank's loans are collateralized by real estate in this geographic area and, accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in the local market conditions.

     In the normal course of business, the Bank participates portions of loans to other financial institutions in order to extend the Bank's lending capability or to mitigate risk. At December 31, 1996 and 1995, the portion of these loans participated to other banks (which are not included in the accompanying consolidated financial statements) totaled approximately $8,043,000 and $7,100,000, respectively. The Bank also purchases participated loans from other financial institutions that have similar lending philosophies and guidelines as the Bank. The amount of loan participations purchased from other banks at December 31, 1996 and 1995 totaled approximately $479,000 and $517,000, respectively.

     Also in the normal course of business, the Bank also finances qualified construction projects. The majority of these construction loans are sold into the secondary market subsequent to completion of the projects.

5.   RESERVE FOR LOAN LOSSES

     Transactions in the reserve for loan losses for the years ended December 31, 1996 and 1995 were as follows:

                                                       1996           1995
                                                  ------------   ------------

     Balance at beginning of year                 $  1,651,352   $  1,172,238
     Loan loss provision                               432,141        480,779
     Loans charged-off                               (422,170)      (103,371)
     Recoveries of loans previously charged-off         29,937        101,706
                                                  ------------   ------------

     Balance at end of year                       $  1,691,260   $  1,651,352
                                                  ------------   ------------
                                                  ------------   ------------

     Impaired loans as of and for the years ended December 31, 1996 and 1995 were not significant. Loans past due 90 days or more and still accruing interest were approximately $27,000 and $21,000 at December 31, 1996 and 1995, respectively.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


6. PREMISES AND EQUIPMENT

   Premises and equipment at December 31, 1996 and 1995 consisted of the following:

                                                            1996          1995
                                                       -----------   -----------

     Land                                              $   184,600   $   184,600
     Buildings and leasehold improvements                3,915,909     3,049,126
     Furniture and equipment                             3,588,484     3,140,621
                                                       -----------   -----------

                                                         7,688,993     6,374,347
     Less accumulated depreciation and amortization      3,408,239     2,907,262
                                                       -----------   -----------
                                                       $ 4,280,754   $ 3,467,085
                                                       -----------   -----------
                                                       -----------   -----------


7.   TIME CERTIFICATES OF DEPOSIT

     Time certificates of deposit in excess of $100,000 aggregated approximately $2,399,000 and $3,220,000 at December 31, 1996 and 1995, respectively. The related interest expense on time certificates of deposit in excess of $100,000 was approximately $176,000 and $135,000 in 1996 and 1995, respectively.

     At December 31, 1996, the scheduled annual maturities of all time certificates of deposit are approximately as follows:

     1997                                             $ 14,831,000
     1998                                                1,846,000
     1999                                                  907,000
     2000                                                  164,000
     2001                                                  164,000
     Thereafter                                             30,000
                                                      ------------
                                                      $ 17,942,000
                                                      ------------
                                                      ------------
     8.   BORROWINGS

     At December 31, 1996, the Bank had an agreement with Federal Home Loan Bank of Seattle (FHLB) which allows it to borrow up to approximately $9,600,000. In addition, at December 31, 1996 and 1995, the Bank had $5,000,000 in long-term borrowings from FHLB which are due in May 1998 and bear interest at a fixed rate of 6.96%. The borrowings are collateralized by a blanket pledge agreement on FHLB stock, any funds on deposit with FHLB, investment securities, and loans.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


9.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of amounts recognized in the accompanying consolidated balance sheets. The contract amounts of these instruments reflect the extent of the Bank's involvement in these particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, commitments under credit card lines of credit and standby letters of credit, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     A summary of the Bank's off-balance sheet financial instruments at December 31, 1996 and 1995 is approximately as follows:

                                                              1996          1995
                                                      ------------  ------------
     Commitments to extend credit                     $ 46,183,000  $ 30,895,000
     Commitments under credit card lines of credit       3,460,000     1,605,000
     Standby letters of credit                             918,000       347,000
                                                      ------------  ------------

     Total off-balance sheet financial instruments    $ 50,561,000  $ 32,847,000
                                                      ------------  ------------
                                                      ------------  ------------


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The Bank typically does not obtain collateral related to credit card commitments. Collateral held for other commitments varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


9.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED)

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
     Collateral held, if required, varies as specified above.

10.  INCOME TAXES

     The provision for income taxes for the years ended December 31, 1996 and 1995 was approximately as follows:
                                                           1996          1995
                                                      ------------  ------------
     Current                                          $  2,194,900  $  1,832,100
     Deferred                                              527,000       145,000
                                                      ------------  ------------

     Provision for income taxes                       $  2,721,900  $  1,977,100
                                                      ------------  ------------
                                                      ------------  ------------

     The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31, 1996 and 1995 was approximately as follows:
                                                              1996          1995
                                                      ------------  ------------
     Expected federal income tax at statutory
     rate of 34%                                      $  2,459,900  $  1,907,200
     Effect of nontaxable interest income, net            (55,600)      (48,800)
     State income taxes, net of federal effect             316,100       122,700
     Other, net                                              1,500       (4,000)
                                                      ------------  ------------

     Provision for income taxes                       $  2,721,900  $  1,977,100
                                                      ------------  ------------
                                                      ------------  ------------

     The components of the net deferred tax assets, which are included in other assets in the accompanying consolidated balance sheets at December 31, 1996 and 1995, were approximately as follows:
                                                              1996          1995
                                                      ------------  ------------
     Assets:
       Loan loss provision                            $    551,000  $    535,000
       Deferred compensation expense                       150,000        48,000
       Deferred loan fees                                        -       143,000
       Other                                                55,000        25,000
       Total deferred tax assets                           756,000       751,000

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


10.  INCOME TAXES (CONTINUED)
                                                              1996          1995
                                                      ------------  ------------
     Liabilities:
       Deferred loan fees                             $    178,000  $          -
       Mortgage servicing rights                           222,000             -
       Federal Home Loan Bank stock dividends              134,000        98,000
       Net unrealized gains on investment securities
         available-for-sale                                 44,000        32,000
       Interest earned on life insurance policies           87,000        11,000
       Other                                                45,000        37,000
                                                      ------------  ------------
        Total deferred tax liabilities                     710,000       178,000
                                                      ------------  ------------
        Net deferred tax assets                       $     46,000  $    573,000
                                                      ------------  ------------
                                                      ------------  ------------

     Bancorp made income tax payments of approximately $2,680,000 and $2,234,000 during 1996 and 1995, respectively.

11.  TRANSACTIONS WITH RELATED PARTIES

     Some of the officers and directors (and the companies with which they are associated) are customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank's business. In addition, the Bank expects to continue to have such banking transactions in the future. All loans and commitments to loan to such parties are generally made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. In the opinion of management, these transactions do not involve more than the normal risk of collectibility or present any other unfavorable features.

     An analysis of activity with respect to loans to directors and officers of the Bank for the year ended December 31, 1996 was as follows:


          Balance at December 31, 1995                     $  1,751,387
          Additions                                           2,160,996
          Repayments                                        (2,232,758)
                                                           ------------
          Balance at December 31, 1996                     $  1,679,625
                                                           ------------
                                                           ------------

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


12.  BENEFIT PLANS

     PROFIT SHARING PLAN

     The Bank maintains a profit sharing plan (the Plan) that covers substantially all full-time employees. Contributions to the Plan are at the discretion of Bancorp's Board of Directors (the Board) and are not to exceed the amount deductible for federal income tax purposes. Contributions to the Plan which were charged to operations were approximately $578,000 and $468,000 for the years ended December 31, 1996 and 1995, respectively.

     OTHER BENEFIT PLANS

     During the fourth quarter of 1995, the Bank established deferred compensation plans for the Board and certain key executives and managers, a salary continuation plan for certain key executives, and a fee continuation plan for the Board.

     In accordance with the provisions of the deferred compensation plans, participants can elect to defer portions of their annual compensation or fees. The deferred amounts generally vest as deferred. The deferred compensation plus interest is generally payable upon termination in either a lump sum or monthly installments.

     The salary continuation plan for certain key executives and the fee continuation plan for the Board provide defined benefits to the participants upon termination. The defined benefits for the key executives and the Board are for periods of fifteen years and ten years, respectively. The benefits are subject to certain vesting requirements, and vested amounts are generally payable upon termination in either a lump sum or monthly installments.

     The Bank annually expenses amounts sufficient to accrue for the present value of the benefits payable to the participants under these plans.

     The plans also include death benefit provisions for certain participants. To assist in the funding of the plans, the Bank has purchased life insurance policies on the majority of the participants. The cash surrender value of these policies at December 31, 1996 and 1995 was approximately $3,913,000 and $3,136,000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


12.  BENEFIT PLANS (CONTINUED)

     The amount of expense charged to operations in 1996 and 1995 related to the deferred compensation plans was approximately $111,000 and $100,000, respectively. The amount of expense charged to operations in 1996 and 1995 for the salary continuation and fee continuation plans was approximately $160,000 and $25,000, respectively. For financial reporting purposes, such expense amounts have not been reduced for income earned on the life insurance policies. The amount of income earned on the life insurance policies which was included in other income in 1996 and 1995 was approximately $198,000 and $28,000, respectively.

13.  STOCK OPTION PLAN

     Under Bancorp's Stock Option Plan, it may grant Incentive Stock Options
     (ISOs) and Non-qualified Stock Options (NSOs) to key employees.

     The option price of ISOs is the fair market value at the date of grant, and the option price of NSOs is to be at a price not less than 85% of fair market value at the date of grant. Generally, options become exercisable in varying amounts based on years of employee service, commencing one year from the date of grant. All options expire after a period of ten years.

     During 1996, Bancorp adopted SFAS 123 (see Note 1). The effect of applying the fair value-based method of SFAS 123 to stock options granted in the years ended December 31, 1996 and 1995 resulted in an estimated weighted-average grant date fair value of $5.10 and $4.70, respectively. These amounts did not result in amounts of pro forma net income or net income per share that were materially different from amounts reported in the consolidated financial statements for each year; therefore, such pro forma information is not presented herein. Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, the proforma effect for 1996 and 1995 may not be representative of the effects on reported results in future years. Bancorp used the Black-Scholes option pricing model and assumed risk-free interest rates of approximately 6%, an expected life of five years, an expected volatility of approximately 30%, and a 2.4% annual dividend on Bancorp's stock in calculating the fair value of the stock options in both 1996 and 1995.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


13.  STOCK OPTION PLAN (CONTINUED)

     At December 31, 1996, 126,066 shares reserved under the Stock Option Plan were available for future grant. Activity related to the Stock Option Plan for the years ended December 31, 1996 and 1995 was as follows:


                                          1996                   1995
                                  ---------------------   ---------------------
                                              Weighted-               Weighted-
                                               average                 average
                                    Options   exercise     Options    exercise
                                  outstanding  price    outstanding    price
                                  ----------- --------- -----------   ---------
     Balance at beginning of year    58,020    $   8.58      39,930    $   7.51
     Granted                         17,819       15.23      18,695       10.95
     Forfeited                       (2,255)      14.08        (605)      10.95
                                  ---------    --------
     Balance at end of year          73,584    $  10.03      58,020    $   8.58
                                  ---------    --------   ---------    --------
                                  ---------    --------   ---------    --------

     Exercisable options as of December 31, 1996 and 1995 totaled 68,789 and 49,332, respectively.

     Information regarding the number, weighted-average exercise price and remaining contractual life of options by range of exercise price at December 31, 1996 is as follows:

                                   Options outstanding      Exercisable options
                                  -----------------------   --------------------
                                               Weighted-
                                  Weighted-     average                Weighted-
                                   average     remaining                average
                      Number of   exercise    contractual   Number of  exercise
Exercise price range   options      price    life (years)    options     price
--------------------  ---------   --------   ------------   ---------  ---------
      $7.51              39,930   $   7.51              7      37,268  $    7.51
     $10.95              17,484      10.95              8      16,396      10.95
     $15.23              16,170      15.23              9      15,125      15.23
                      ---------                             ---------
                         73,584   $  10.03            7.7      68,789  $   10.03
                      ---------   --------   ------------   ---------  ---------
                      ---------   --------   ------------   ---------  ---------

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


14.  COMMITMENTS AND CONTINGENCIES

     The Bank leases certain land and facilities under operating leases, some of which include renewal options and escalation clauses. At December 31, 1996, the aggregate minimum rental commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were approximately as follows:

          1997                               $    213,000
          1998                                    202,000
          1999                                    191,000
          2000                                    166,000
          2001                                    134,000
          Thereafter                            2,981,000
                                             ------------
          Total minimum payments             $  3,887,000
                                             ------------
                                             ------------

     Total rental expense was approximately $240,000 and $213,000 in 1996 and 1995, respectively.


     In the ordinary course of business, the Bank becomes involved in various litigation arising from normal banking activities. In the opinion of management, the ultimate disposition of these actions will not have a material adverse effect on Bancorp's financial position or results of operations at December 31, 1996.

15.       ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS
     107), which requires the disclosure of fair value information about financial instruments where it is practicable to estimate that value.

     In cases where quoted market values are not available, Bancorp primarily uses present value techniques to estimate the fair values of its financial instruments. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.

     In addition, as Bancorp normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996



15.  ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

     disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments, but which have significant value. These include such off-balance sheet items as core deposit intangibles and mortgage loan servicing rights originated prior to Bancorp's adoption of SFAS 122. Bancorp does not believe that it would be practicable to estimate a representational fair value for these types of items as of December 31, 1996 and 1995.

     Because SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of Bancorp.

     Bancorp used the following methods and assumptions to estimate the fair value of its financial instruments:

          CASH AND CASH EQUIVALENTS:   The carrying amount approximates the
          estimated fair value of these instruments.

          INVESTMENT SECURITIES: The market value of investment securities, which is based on quoted market values or the market values for comparable securities, represents estimated fair value.

          LOANS: The estimated fair value of loans is calculated by discounting the contractual cash flows of the loans using December 31, 1996 and 1995 origination rates. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated.

          DEPOSITS: The estimated fair value of demand deposits, consisting of checking, savings and certain interest bearing demand deposit accounts, is represented by the amounts payable on demand. The estimated fair value of certificates of deposit is calculated by discounting the scheduled cash flows using the December 31, 1996 and 1995 rates offered on these instruments.

          LONG-TERM DEBT: The estimated fair value of long-term debt is calculated by discounting the scheduled cash flows using quoted rates from FHLB as of December 31, 1996 and 1995.

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996



15.  ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

          OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: The estimated fair value of off-balance sheet financial instruments (primarily commitments to extend credit) is determined based on fees currently charged for similar commitments. Management estimates these fees to approximate $346,000 and $230,000 as of December 31, 1996 and 1995, respectively.

     The estimated fair values of Bancorp's significant on-balance sheet financial instruments at December 31, 1996 and 1995 were as follows:

                                                 1996                              1995
                                  ------------------------------------------------------------------
                                      Carrying          Estimated        Carrying         Estimated
                                        value          fair value          value         fair value
                                  --------------    --------------    -------------    -------------
Financial assets:
   Cash and cash equivalents      $   28,892,608    $   28,893,000    $  27,112,461    $  27,112,000
   Investment securities:
      Available-for-sale              24,476,627        24,477,000        9,965,676        9,966,000
      Held-to-maturity                 3,320,207         3,321,000        3,402,179        3,419,000
   Loans, net (including mort-
      gage loans held for sale)      132,237,392       132,565,000      127,720,939      127,668,000

Financial liabilities:
   Deposits                          171,082,094       171,270,000      152,438,067      152,424,000
   Long-term debt                      5,000,000         5,046,000        5,000,000        5,146,000

16.  REGULATORY MATTERS

     Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Bancorp's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Bancorp and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


16.  REGULATORY MATTERS (CONTINUED)

     capital (as defined in the regulations) to average assets (as defined), and Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes that as of December 31, 1996, Bancorp and the Bank meet or exceed all relevant capital adequacy requirements.

     As of December 31, 1996, the most recent notification from the Federal Reserve Bank and the Federal Deposit Insurance Corporation categorized Bancorp and the Bank as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized, Bancorp and the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since the notifications from the regulators that management believes would change Bancorp's or the Bank's regulatory capital categorization.

     Bancorp's actual capital amounts and ratios are also presented in the following table (dollars in thousands):


                                                                                   To be well capitalized
                                                                 For capital        under prompt correc-
                                               Actual         adequacy purposes    tive action provisions
                                       -------------------  --------------------   ----------------------
December 31, 1996:                       Amount      Ratio    Amount       Ratio      Amount        Ratio
                                       ---------     -----  ---------      -----    ---------       -----
   Tier 1 capital (to average assets)  $  23,190     11.5%  $   8,082        4.0%   $  10,103         5%
   Tier 1 capital
      (to risk-weighted assets)           23,190     15.4       6,027        4.0        9,041         6
   Total capital
      (to risk-weighted assets)           24,881     16.5      12,054        8.0       15,068        10

December 31, 1995:

   Tier 1 capital (to average assets)     18,586     10.6       6,987        4.0        8,734         5
   Tier 1 capital
      (to risk-weighted assets)           18,586     13.1       5,663        4.0        8,494         6
   Total capital
      (to risk-weighted assets)           20,237     14.3      11,326        8.0       14,157        10


                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


17.  PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information for Cascade Bancorp (Parent Company only) is presented as follows:

                            CONDENSED BALANCE SHEETS


                                                         December 31,
                                               -------------------------------
                                                     1996             1995
                                               --------------   --------------
Assets:
   Cash, deposited with Bank                   $      710,724   $      716,067
   Due from Bank                                            -            6,962
   Investment in Bank                              22,861,325       18,316,926
                                               --------------   --------------

      Total assets                             $   23,572,049   $   19,039,955
                                               --------------   --------------
                                               --------------   --------------

   Stockholders' equity                        $   23,572,049   $   19,039,955
                                               --------------   --------------
                                               --------------   --------------

                       CONDENSED STATEMENTS OF OPERATIONS

                                                    Years ended December 31,
                                               -------------------------------
                                                    1996             1995
                                               --------------   --------------
Expenses:
   Administrative                              $       20,514   $       13,701
   Amortization                                             -            3,706
                                               --------------   --------------

      Total expenses                                   20,514           17,407
                                               --------------   --------------
Loss before income taxes and equity
   in undistributed earnings of Bank                  (20,514)        (17,407)
Income tax benefit                                      8,209            6,962
                                               --------------   --------------
Loss before equity in undistributed
   earnings of Bank                                   (12,305)        (10,445)
Equity in undistributed earnings of Bank            4,525,309        3,642,720
                                               --------------   --------------
Net income                                     $    4,513,004   $    3,632,275
                                               --------------   --------------
                                               --------------   --------------

                         CASCADE BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996


17.   PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)


                       CONDENSED STATEMENTS OF CASH FLOWS

                                                  Years ended December 31,
                                               -------------------------------
                                                     1996            1995
                                               --------------   --------------
Operating activities:
  Net income                                   $    4,513,004   $    3,632,275
  Adjustments to reconcile net income
    to net cash used by operating
    activities:
      Undistributed earnings of Bank               (4,525,309)     (3,642,720)
      Decrease in other assets                              -            3,706
                                               --------------   --------------
        Net cash used by operating
          activities                                  (12,305)         (6,739)
Financing activities -
  Decrease in due from Bank                             6,962            5,048
                                               --------------   --------------
Net decrease in cash                                   (5,343)         (1,691)
Cash at beginning of year                             716,067          717,758
                                               --------------   --------------
Cash at end of year                            $      710,724   $      716,067
                                               --------------   --------------
                                               --------------   --------------


         These financial statements have not been reviewed for accuracy or relevance by the Federal Deposit Insurance Corporation.