Form 10-K, Exhibit 13
period 1997-12-31
CASCADE BANCORP
filed 1998-03-31
CIK 865911

                           Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this annual report to shareholders.

     The following discussion includes certain forward-looking statements. Those statements may involve a number of risks and uncertainties which could cause actual results to differ materially from the expectation stated, including the following: slower than expected growth in the Company's business, deterioration of business conditions generally or specifically in the banking industry, regulatory changes involving banking, competitive factors, and general market conditions.

RESULTS OF OPERATIONS - Years ended December 31, 1997, 1996 and 1995

Overview

     Net income was $5.0 million in 1997, up 11.7 percent from the $4.5 million earned in 1996. Net income in 1996 represented a 24.2 percent increase from 1995's net income of $3.6 million. The increases in 1997 and 1996 were primarily a result of increased net interest income related to higher volumes of loans and investments funded by growth in deposits. During 1997, the Company repurchased 2.5 percent of its outstanding stock and announced its intention to repurchase an additional 2.5 percent during 1998. Earnings growth enabled (Basic) Earnings Per Share to improve to $1.18 in 1997 as compared to $1.06 in 1996 and $.85 in 1995, while Return on Equity remained relatively stable at approximately 21.6 percent during the same three-year period.

Net Interest Income

     Net interest income increased 19.5 percent in 1997 to $14.0 million as compared to 1996, and increased 16.0 percent to $11.8 million in 1996 as compared to 1995. Interest income increased $3.0 million in 1997 as compared to 1996 primarily due to an $11.9 million growth in average loans outstanding plus an $18.3 million increase in average agency securities in the Bank's investment portfolio. Interest income increased $1.9 million in 1996 as compared to 1995 primarily due to an increase in the volume of loans with average loans increasing $15.9 million. At December 31, 1997 loans totaled $155.6 million as compared to $133.7 million at year end 1996. Investments at year end 1997 were $44.4 million compared to $27.8 million at year end 1996. Funding was provided from total deposit growth of $40.3 million or 23.5 percent. Interest expense increased only $.7 million in 1997 as compared to 1996 because a large portion of the deposit growth was in demand and low cost interest bearing demand deposits. Interest expense increased only $.3 million in 1996 as compared to 1995 primarily due to increased volume in interest bearing demand and time deposits. The Company's net interest margin improved from 6.92% in 1995 to 7.09% in 1996 to 7.17% in 1997 as yields on earning assets increased from 9.49% in 1995 to 9.53% in 1996 to 9.61% in 1997% while average rates paid declined from 3.52% in 1995 to 3.42% in 1996 to 3.38% in 1997.

Loan Loss Provision

     The loan loss provision increased during 1997 as compared to 1996 and decreased during 1996 as compared to 1995. The increase in 1997 was a function of loan growth and also reflects final resolution of certain real estate construction loans. The decrease in 1996 was primarily due to a decrease in the volume of loan growth. The Bank's ratio of reserve for loan losses to total loans was 1.32 percent at December 31, 1997 as compared to
1.27 percent at December 31, 1996. Management believes the reserve for loan losses is adequate to absorb potential losses on identified nonperforming assets as well as general losses at historical and projected levels.

Noninterest Income

     Noninterest income increased 7.2 percent to $4.3 million in 1997. This compared to an increase of 29.7 percent to $4.0 million in 1996. These increases were primarily the result of higher service charge on deposit accounts due to increases in the number of customer accounts and transactions during the periods presented. Although mortgage loan origination and processing fees also contributed to the increases between the periods presented, the 1997 mortgage loan originations decreased slightly compared to 1996 while mortgage loan originations increased from 1995. The increase in service charges and mortgage loan origination and processing fees in 1997 was partially offset by a decrease in the gains on sales of mortgage loans which was due to an increased interest rate environment and a more competitive market. Because the origination volume of residential mortgage loans is, in part, dependent upon the general level and direction of interest rates, there can be no assurance that income from origination fees and gains on sales of residential mortgage loans will continue to significantly contribute to the Company's future earnings. In addition, capitalized mortgage servicing rights which are amortized over the expected lives of mortgage loans are subject to rapid amortization in the event of accelerated customer refinancing activity. Capitalized mortgage servicing rights totaled approximately $1.3 million at December 31, 1997 as compared to $.6 million at December 31, 1996. Another contributing factor to the 29.7 percent increase in total noninterest income in 1996 was the decrease in realized losses on sales of investment securities available-for-sale of approximately $.2 million. In addition, the net increase in other income in 1996 was primarily attributable to an increase in the income earned on life insurance policies of approximately $.2 million.

Noninterest Expense

     Total 1997 noninterest expense was $9.4 million, an increase of $1.3 million or 15.6 percent from 1996. This is compared to an increase of 13.6 percent in 1996 over 1995. Salaries and benefits increased $.8 million in 1997 as staffing increased to maintain customer service for significantly increased volumes of customer accounts and transaction activity. It is anticipated that this human resources trend will continue into 1998. Expenses for occupancy and equipment costs increased $.2 million in 1997 as compared to 1996 primarily to support increased transaction activity as well as expanded delivery of automated services. The overall increases in 1996 as compared to 1995 were primarily attributed to the Company's increased size and activity levels.

Income Taxes

     The provision for income taxes increased between the periods presented primarily as a result of higher pre-tax income. In addition, the effective tax rate in 1997 and 1995 was less than in 1996 primarily due to state income tax credits.

FINANCIAL CONDITION

     The Company continued to experience strong growth in 1997 with total assets increasing 20.5 percent to $242.6 million at December 31, 1997 compared to $201.3 million at December 31, 1996. This growth was primarily due to increases in loans and investments which were funded by strong deposit growth. Because deposit growth exceeded loan demand in 1997, the Company increased its investments in available-for-sale securities by approximately $17.5 million. Loan growth was concentrated in real estate and commercial loan categories, up $10.1 million and $7.6 million, respectively. Deposit growth was concentrated in demand and interest bearing demand deposits, up $36.1 million or 25.6 percent to $176.7 million at December 31, 1997.

     The Company has completed an assessment of the Year 2000 issue, considering the risk that date fields in existing computer applications might fail to recognize the year 2000 and therefore create erroneous results. The Company has established a plan to detect and modify effected computer applications and anticipates that the cost of addressing the issue will not be material to its future operating results or financial condition.

     The Company had no derivative financial instruments as of December 31, 1997 and 1996.

CASCADE FINANCE

     Cascade Finance, a wholly-owned subsidiary of Cascade Bancorp was capitalized in 1997. At year end 1997, Cascade Finance had $2.0 million in consumer installment loans outstanding, predominately for new and used automobile financing. Management does not anticipate Cascade Finance will have a material impact on the Company's consolidated financial condition or results of operations in 1998.

LIQUIDITY

     The Company analyzes and manages its liquidity to ensure the availability of sufficient funds to meet depositor withdrawals as well as to fund borrowing needs of its loan customers. The Bank's stable deposit base is the foundation of it's long-term liquidity since these funds are not subject to significant volatility as a result of changing interest rates and other economic factors. A further source of liquidity is the Bank's ability to borrow funds from a variety of reliable counter parties. In addition, the Bank has substantial available-for-sale investment securities which could be liquidated to provide a tertiary source of liquidity.

     At December 31, 1997 the Bank maintained five unsecured lines of credit totaling $17.0 million for the purchase of funds on a short-term basis. The Bank is also a member of the Federal Home Loan Bank (FHLB) which provides a secured line of credit in the amount of $11.2 million which may be accessed for short or long-term borrowings. At December 31, 1997 the Bank had a term borrowing of $5.0 million from the FHLB which was pre-paid in January 1998. This pay off will not have a material effect on the Bank's cost of funds or liquidity position.

     At December 31, 1997, the Bank had approximately $55.6 million in outstanding commitments to extend credit. Management anticipates that some of these commitments are expected to expire or terminate without funding. Management believes that the Bank's existing sources of liquidity will enable the Bank to fund its requirements in the normal course of business.

CAPITAL RESOURCES

     The Company's total stockholders' equity at December 31, 1997 was $24.2 million, which was an increase of $.7 million from December 31, 1996. Equity was increased by earnings of $5.0 million for the year. Offsetting this increase were cash dividends which totaled $1.9 million during 1997. In addition, during the fourth quarter of 1997, the Company repurchased 118,632 shares of its common stock outstanding pursuant to a Board of Directors authorized program. This had the effect of reducing equity by $2.8 million. In December 1997, the Board of Directors approved a program to repurchase an additional 2.5 percent of the Company's common stock outstanding during 1998. At December 31, 1997 net unrealized gains on investment securities available-for-sale increased to $.3 million as compared to $.1 million at December 31, 1996.

     Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. These standards relate the level of capital to a banks risk profile by assigning different risk weights to various asset classes and certain off-balance sheet items. Regulators require that banks maintain minimum ratios of 4 percent and 8 percent for Tier I capital and Total risk-based capital, respectively. At December 31, 1997, the Company significantly exceeded these benchmarks with Tier 1 capital of 13.1 percent and Total risk-based capital of
14.3 percent. This was compared to 15.4 percent and 16.5 percent for Tier 1 capital and Total risk-based capital at December 31, 1996.

INTEREST RATE RISK

     The Company's profitability, like most financial institutions, depends to a large extent upon its net interest income, which is the difference between the interest earned on assets (loans and investments), versus the interest expense paid on its labilities (deposits and borrowings). The Company's historical business activity tends to originate loans with maturities and repricing terms which are shorter than those of deposit relationships. These maturity and repricing differences create a natural interest rate risk profile whereby the Company will tend to generate higher earnings should market interest rates rise and lower earnings should interest rates fall.

     The Company analyzes this risk by simulation modeling and by traditional interest rate gap analysis. Both methods provide an indication of risk for a given change in interest rates. These methods of analyses are dependent on assumptions and estimations that management believes reasonable, although the actual results may vary substantially.

     The Bank's simulation analysis forecasts net interest income and earnings given unchanged interest rates (stable rate scenario). The model then estimates a percent change from the stable rate scenario in the event of rising and falling market interest rates over one and two year time horizons. The simulation model estimates that in the event of a 1.5 percent reduction in market interest rates, earnings could be adversely impacted up to approximately 11.2 percent, while a similar increase in market rates would have a favorable impact of approximately 16.0 percent. Because of uncertainties as to the extent of refinance activity, competitive loan pricing spreads, product volumes and mix, and other unexpected changes in economic behavior related to movements in market rates, no assurance can be made that simulation results are reliable indicators of earnings under such conditions.

     At year end 1997, the Company's one year cumulative interest rate gap analysis indicates that rate sensitive assets maturing or available for repricing within one-year exceeded rate sensitive liabilities by approximately $11.0 million. A year earlier, rate sensitive assets exceeded maturing or available for repricing rate sensitive liabilities by $12.3 million.

     It is the Company's policy to manage interest rate risk to maximize long term profitability under the range of likely interest rate scenarios. The Board of Directors oversees implementation of strategies to control interest rate risk.

INFLATION

     The general rate of inflation over the past two years, as measured by the Consumer Price Index, has not changed significantly, and management does not consider the effects of inflation on the Company's financial position and earnings to be material.

DEPOSIT INSURANCE

     As a member institution of the FDIC, the deposits of the Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), and the Bank is required to pay semiannual deposit insurance premium assessments to FDIC.

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

     Effective for the first semiannual assessment period of 1997, assessment rates were lowered by four cents per $100 of assessable deposits for all risk categories. The reduction in BIF rates utilizes the "adjustment" procedure established by the FDIC Board to change rates within a five-cent range without first having to seek public comment.

     As a result of the reduction in assessment rates, deposit insurance expense has decreased during the periods presented.

MARKET INFORMATION

     Cascade Bancorp common stock trades on The Nasdaq Small Cap Market tier of The Nasdaq Stock Market under the symbol CACB. The primary market makers are: Dain Rausher Inc., Pacific Crest Securities, Black & Company Inc., and Herzog, Heine, Geduld, Inc.

     The high and low sales prices shown below are retroactively adjusted for stock dividends and splits and are based on actual trade statistical information provided by The Nasdaq Stock Market for the periods indicated.


1997        1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
----        -----------     -----------     -----------     -----------
High          $ 15.38         $ 20.50         $ 23.75         $ 28.50
Low             10.63           12.88           17.25           20.50

1996
----
High           $ 9.01          $ 9.43         $ 11.00         $ 11.42
Low              7.73            8.49            9.38            9.96

     The Company declared a two-for-one stock split in July, 1997 and a 10 percent stock dividend in June, 1996. The Company also announced the establishment of regular quarterly cash dividends in 1997. Below is a record of all cash dividends paid during the period from January 1, 1997 through February 23,1998:

Declared and paid in January 1997  $0.25 per share (1)

Declared in July 1997
     and paid in August 1997       $0.10 per share

Declared in October 1997
     and paid in November 1997     $0.10 per share

Declared in January 1998
     and paid in February 1998     $0.12 per share
___________

(1) Adjusted to reflect the two-for-one stock split declared in July, 1997.

     At February 23, 1998, the Company had 4,144,862 shares of common stock outstanding held by approximately 2,100 shareholders of record.


                     STOCK PERFORMANCE GRAPH

REPORT OF SYMONDS, EVANS & LARSON, P.C.,
INDEPENDENT AUDITORS


To the Board of Directors and
Stockholders of Cascade Bancorp


We have audited the accompanying consolidated balance sheets of Cascade Bancorp and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Bancorp and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

SYMONDS, EVANS & LARSON, P.C.

Portland, Oregon
January 21, 1998

CASCADE BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996

ASSETS                                                 1997         1996
                                                   ------------ ------------
Cash and cash equivalents:
 Cash and due from banks                           $ 21,053,706 $ 19,567,608
 Federal funds sold                                   8,500,000    9,325,000
                                                   ------------ ------------
   Total cash and cash equivalents                   29,553,706   28,892,608

Investment securities available-for-sale             41,953,637   24,476,627
Investment securities held-to-maturity, estimated
fair value of $2,452,975 ($3,320,502 in 1996)         2,445,957    3,320,207
Loans, net                                          153,024,926  131,626,742
Mortgage loans held for sale                          1,876,186      610,650
Premises and equipment, net                           5,057,388    4,280,754
Accrued interest and other assets                     8,699,681    8,068,985
                                                   ------------ ------------
   Total assets                                    $242,611,481 $201,276,573
                                                   ============ ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Deposits:
  Demand                                           $ 65,199,160 $ 51,484,370
  Interest bearing demand                           111,481,437   89,144,726
  Savings                                            13,070,325   12,511,495
  Time                                               21,593,851   17,941,503
                                                   ------------ ------------
   Total deposits                                   211,344,773  171,082,094

 Accrued interest and other liabilities               2,030,284    1,622,430
 Long-term debt                                       5,000,000    5,000,000
                                                   ------------ ------------
   Total liabilities                                218,375,057  177,704,524

Commitments and contingencies
(Notes 1, 4, 9,15 and 16)

Stockholders' equity:
 Common stock, no par value; 10,000,000 shares
  authorized; 4,172,238 shares issued and
  outstanding(2,132,967 in 1996)                     10,365,015   13,058,417
 Retained earnings                                   13,568,644   10,442,535
 Net unrealized gains on investment securities
  available-for-sale, net of income taxes               302,765       71,097
                                                   ------------ ------------
   Total stockholders' equity                        24,236,424   23,572,049
                                                   ------------ ------------
   Total liabilities and stockholders' equity      $242,611,481 $201,276,573
                                                   ============ ============

See accompanying notes

CASCADE BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 1997, 1996 and 1995


                                          1997         1996         1995
                                     ------------  -----------  ------------
Interest income:
 Interest and fees on loans           $15,788,357  $14,063,738  $12,399,845
 Taxable interest on investment
  securities                            2,402,987    1,177,535    1,160,082
 Nontaxable interest on investment
  securities                               73,646       94,143      121,889
 Interest on federal funds sold           467,300      381,567      155,669
 Dividends on Federal Home Loan Bank
  stock                                   103,300       95,100       66,700
                                     ------------  -----------  -----------
          Total interest income        18,835,590   15,812,083   13,904,185
Interest expense:
 Deposits:
  Interest bearing demand               3,082,614    2,529,619    2,384,073
  Savings                                 284,093      285,762      304,480
  Time                                    998,334      872,806      620,797
 Long-term debt                           398,367      357,105      386,888
 Federal funds purchased                   23,105        6,260       73,303
                                     ------------  -----------  -----------
          Total interest expense        4,786,513    4,051,552    3,769,541
                                     ------------  -----------  -----------
Net interest income                    14,049,077   11,760,531   10,134,644
Loan loss provision                     1,075,109      432,141      480,779
                                     ------------  -----------  -----------
Net interest income after loan loss
 provision                             12,973,968   11,328,390    9,653,865
Noninterest income:
 Service charges on deposit accounts    1,810,072    1,551,146    1,374,019
 Mortgage loan origination and
  processing fees                       1,092,786    1,051,381      772,115
 Gains on sales of mortgage loans, net    399,947      496,782      429,186
 Mortgage loan servicing fees, net        223,086      197,424      182,250
 Merchant bankcard fees, net              324,625      262,914      217,357
 Realized losses on sales of
  investment securities available-
  for-sale                                                         (173,937)
 Other                                    459,838      459,973      298,696
                                      -----------   ----------  -----------
          Total noninterest income      4,310,354    4,019,620    3,099,686
Noninterest expense:
 Salaries and employee benefits         5,175,149    4,412,356    3,864,590
 Equipment                                898,156      724,954      755,336
 Occupancy                                668,023      623,385      583,562
 Supplies                                 284,756      274,363      239,593
 Communications                           305,428      272,086      223,276
 Third-party account services             293,071      240,202       91,217
 Advertising                              269,236      229,366      198,123
 Deposit insurance premiums and
  assessments                              20,473       75,033      155,548
 Other                                  1,465,189    1,261,361    1,032,931
                                     ------------   ----------  -----------
          Total noninterest expense     9,379,481    8,113,106    7,144,176
                                     ------------   ----------  -----------
Income before income taxes              7,904,841    7,234,904    5,609,375
Provision for income taxes              2,863,700    2,721,900    1,977,100
                                      -----------   ----------  -----------
Net income                             $5,041,141   $4,513,004   $3,632,275
                                       ==========   ==========  ===========
Basic earnings per common share        $     1.18   $     1.06   $      .85
                                       ==========   ==========  ===========

Diluted earnings per common share      $     1.15   $     1.04   $      .84
                                       ==========   ==========  ===========

See accompanying notes

CASCADE BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 1997, 1996 and 1995






                                                                         Net unrealized
                                                                         gains (losses)
                                                                         on investment
                                                                         securities
                                      Number                             available-for-     Total
                                        of       Common       Retained   sale, net of    stockholders'
                                      shares      stock       earnings   income taxes       equity
                                    ----------  -----------  ----------- --------------  ------------         -----------
Balance at December 31, 1994         1,762,783  $ 7,093,607  $ 8,262,066   $  (544,738)  $ 14,810,935

Net change on unrealized gains
 (losses) on investment securities
   available-for-sale, net of
     income taxes of
       approximately $366,000                -            -            -       596,745      596,745

10% stock dividend                     176,278    2,159,405   (2,159,405)            -            -

Net income                                   -            -    3,632,275             -    3,632,275
                                   -----------  -----------  -----------  -------------  ----------
Balance at December 31, 1995         1,939,061    9,253,012    9,734,936        52,007   19,039,955

Net change in unrealized gains
 (losses) on investment securities
 available-for-sale, net of income
 taxes of approximately $12,000              -            -            -        19,090       19,090

10% stock dividend                     193,906    3,805,405   (3,805,405)            -           -
Net income                                   -            -    4,513,004             -    4,513,004
                                   -----------  -----------  -----------  -------------  ----------
Balance at December 31, 1996         2,132,967   13,058,417   10,442,535        71,097   23,572,049

Net change in unrealized gains (losses)
 on investment securities available-for-
   sale, net of income taxes of
     approximately $143,000                  -            -            -       231,668      231,668

Cash dividends paid
 (aggregating $.45 per share)                -            -   (1,915,032)            -   (1,915,032)

Two-for-one stock split              2,132,967            -            -             -           -

Stock options exercised                 24,936      100,000            -             -      100,000

Repurchases of common stock           (118,632)  (2,793,402)           -             -   (2,793,402)

Net income                                   -            -    5,041,141             -    5,041,141
                                    ---------- ------------ ------------     --------- --- ----------
Balance at December 31, 1997         4,172,238 $ 10,365,015 $ 13,568,644     $ 302,765 $ 24,236,424
                                    ========== ============ ============     ========= =============

See accompanying notes

CASCADE BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1997, 1996 and 1995

                                             1997        1996        1995
                                         ----------- -----------  -----------
Cash flows from operating activities:
 Net income                               $5,041,141 $ 4,513,004  $ 3,632,275
 Adjustments to reconcile net income
  to net cash provided by operating
   activities:
   Depreciation and amortization             715,253     694,005      675,639
   Loan loss provision                     1,075,109     432,141      480,779
   Provision for deferred income taxes       421,000     527,000      145,000
   Discounts (premiums) on sales of
     mortgage loans, net                     295,053      53,436     (429,186)
   Realized losses on sales of
     investment securities available-
     for-sale                                      -           -      173,937
   Dividends on Federal Home Loan Bank
     stock                                  (103,300)    (95,100)     (66,700)
   Deferred benefit plan expenses            270,000     271,000      125,000
   Increase in accrued interest and
     other assets                         (1,127,283) (2,163,666)    (232,630)
   Increase in accrued interest and
      other liabilities                      137,854     267,180      127,059
   Originations of mortgage loans        (84,908,075)(87,996,351) (63,695,364)
   Proceeds from sales of mortgage
     loans                                83,299,690  90,208,110   62,107,191
                                        ------------ ------------ ------------
      Net cash provided by
       operating activities                5,116,442   6,710,759    3,043,000
Cash flows from investing activities:
 Purchases of investment securities
  available-for-sale                     (41,026,887)(23,838,205)           -
 Proceeds from maturities and calls
  of investment securities
   available-for-sale                     23,923,471   9,320,018   11,100,987
 Proceeds from sales of investment
  securities available-for-sale                    -           -    7,798,750
 Purchases of investment securities
  held-to-maturity                            (5,400) (1,073,016)    (212,000)
 Proceeds from maturities and calls
  of investment securities held-to-
   maturity                                  982,950   1,383,215    1,380,961
 Other loan originations, net            (22,473,293) (7,347,528) (28,265,172)
 Purchases of premises and equipment, net (1,491,887) (1,404,123)    (712,568)
 Purchases of life insurance contracts      (130,000)   (615,000)  (3,111,500)
 Surrender of life insurance contracts       111,457           -            -
                                        ------------ ------------ ------------
   Net cash used in investing
     activities                          (40,109,589)(23,574,639) (12,020,542)
Cash flows from financing activities:
 Net increase in deposits                 40,262,679  18,644,027   24,178,424
 Stock options exercised                     100,000           -            -
Repurchases of stock                      (2,793,402)          -            -
 Cash dividends paid                      (1,915,032)          -            -
 Net decrease in short-term
  borrowings                                       -           -   (2,900,000)
 Proceeds from issuance of long-
  term debt                                        -           -    5,000,000
                                        ------------ ------------ ------------
  Net cash provided by financing
   activities                             35,654,245  18,644,027   26,278,424
                                        ------------ ------------ ------------
Net increase in cash and cash
 equivalents                                 661,098   1,780,147   17,300,882
Cash and cash equivalents at
 beginning of the year                    28,892,608  27,112,461    9,811,579
                                        ------------ ------------ ------------
Cash and cash equivalents at end
 of the year                             $29,553,706 $28,892,608  $27,112,461
                                        ============ ============ ============

See accompanying notes

CASCADE BANCORP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1997, 1996 and 1995

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPALS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Cascade Bancorp (Bancorp), a bank holding company, and its wholly-owned subsidiaries, Bank of the Cascades (the Bank) and Cascade Finance
(collectively, "the Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

DESCRIPTION OF BUSINESS

The Bank conducts a general banking business. Its activities include the usual lending and deposit functions of a commercial bank: commercial, real estate, installment, credit card and mortgage loans; checking and savings accounts; automated teller machines (ATMs); and safe deposit facilities. The Bank also originates and sells mortgage loans into the secondary market.

Cascade Finance was formed in January 1997 as a consumer finance company which offers consumer loans. The activities of Cascade Finance were not significant to Bancorp's consolidated financial position or results of operations as of and for the year ended December 31, 1997.

METHOD OF ACCOUNTING

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles and prevailing practices within the banking industry. The Company utilizes the accrual method of accounting which recognizes income when earned and expenses when incurred. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   During 1997, 1996 and 1995, noncash transactions resulted from changes in the net unrealized gains (losses) on investment securities available-for-sale, net of income taxes, as disclosed in the accompanying consolidated statements of changes in stockholders' equity. In addition, during 1997 and 1996, noncash investing activities resulted from the net capitalization of approximately $695,000 and $575,000, respectively, in originated mortgage servicing rights.

During 1997, 1996 and 1995, the Bank paid approximately $4,747,000, $4,032,000 and $3,731,000, respectively, in interest expense.


INVESTMENT SECURITIES

Investment securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investment securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in noninterest income. The Company had no trading securities as of December 31, 1997 or 1996.

Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of income taxes.

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

LOANS

Loans are stated at the amount of unpaid principal, reduced by any deferred loan fees and reserves for loan losses. The reserve for loan losses represents management's recognition of the assumed risks of extending credit and the quality of the existing loan portfolio. The reserve is maintained at a level considered adequate to provide for potential loan losses based on management's assessment of various factors affecting the portfolio. Such factors include loss experience; review of problem loans; underlying collateral values; current economic conditions; and an overall evaluation of the quality, risk characteristics and concentration of loans in the portfolio. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The reserve is increased by provisions charged to operations and reduced by loans charged-off, net of recoveries.

The Company considers loans to be impaired when management believes that it is probable that all amounts due will not be collected according to the contractual terms. An impaired loan must be valued using the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the loan's underlying collateral. The Company primarily measures impairment on all large balance nonaccrual loans (typically commercial and commercial real estate loans) based on the fair value of the underlying collateral. In certain other cases, impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Amounts deemed impaired are either specifically allocated for in the reserve for loan losses or reflected as a partial charge-off of the loan balance. Smaller balance homogeneous loans (typically installment loans) are collectively evaluated for impairment as described above. Generally, the Company evaluates a loan for impairment when it is placed on nonaccrual status. All of the Company's impaired loans at December 31, 1997 and 1996 were on nonaccrual status.

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

MORTGAGE LOANS

Mortgage loans held for sale are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis. At December 31, 1997 and 1996, mortgage loans held for sale were carried at cost, which approximated estimated market value.

At December 31, 1997 and 1996, the Bank held servicing rights to approximately $174,294,000 and $143,008,000, respectively, in mortgage loans which have been sold into the secondary market. These mortgage loans are being serviced for the Bank by another financial institution under a subservicing agreement and are not included in the accompanying consolidated balance sheets. The sale of these mortgage loans are subject to technical underwriting exceptions and related repurchase risks. Such risks are considered in the determination of the reserve for loan losses.

Effective January 1, 1996, the Company prospectively adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65" (SFAS 122). SFAS 122 required the Bank to recognize as separate assets the rights to service mortgage loans which are acquired through loan origination activities subsequent to December 31, 1995. In June 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125) was issued which superseded SFAS 122 and also established standards for when transfers of financial assets (e.g., loan participations), including those with continuing involvement by the transferor, should be considered a sale. SFAS 125 also established standards for when a liability should be considered extinguished. SFAS 125 was generally effective for transfers of assets and extinguishments of liabilities after December 31, 1996, applied prospectively. Earlier adoption or retroactive application of SFAS 125 was not permitted. In addition, in December 1996, SFAS 127 was issued which deferred the effective date of certain provisions of SFAS 125 for one year. The effect of adopting SFAS 125 and SFAS 127 was not significant to the Company's consolidated financial condition or results of operations.

During the years ended December 31, 1997 and 1996, the Bank capitalized approximately $836,000 and $600,000, respectively, in mortgage servicing rights. The capitalized mortgage servicing rights are being amortized in proportion to, and over the period of, estimated net servicing income. During the years ended December 31, 1997 and 1996, the amortization of the capitalized mortgage servicing rights totaled approximately $141,000 and $25,000, respectively. The net amount of capitalized mortgage servicing rights at December 31, 1997 and 1996 (approximately $1,270,000 and $575,000, respectively) is included in accrued interest and other assets in the accompanying consolidated balance sheets.

The fair value (which approximates the carrying amount) of the capitalized mortgage servicing rights at December 31, 1997 and 1996 was determined based on comparisons to current market transactions involving mortgage servicing rights with similar portfolio characteristics and estimates of the net present value of expected future cash flows. The predominant risk characteristics of the underlying loans used to stratify the capitalized mortgage servicing rights for purposes of measuring impairment include, but are not limited to, interest rates, interest types (i.e., fixed and variable) and loan types.
Each strata is then discounted to reflect the present value of the expected future cash flows utilizing current market assumptions including discount rates, prepayment speeds and delinquency rates. Impairment, if any, related to mortgage servicing rights is recognized through a valuation allowance. No valuation allowance was required as of and for the years ended December 31, 1997 and 1996.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization on premises and equipment is computed on straight-line and accelerated methods over the shorter of the estimated useful lives of the assets or terms of the leases. Amortization of leasehold improvements is included in depreciation and amortization expense in the accompanying consolidated financial statements.

OTHER REAL ESTATE

Other real estate, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When the property is acquired, any excess of the loan balance over the estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense. Other real estate was not significant at December 31, 1997 and 1996.

STOCKHOLDERS' EQUITY

The Bank, as a state-chartered bank, is prohibited from declaring or paying any dividend in an amount greater than undivided profits. At December 31, 1997, approximately $4,931,000 was available for the payment of dividends to Bancorp with prior regulatory approval.

In June 1997, the Company declared a two-for-one stock split. In June 1996 and 1995, the Company declared 10% stock dividends. Basic and diluted earnings per common share (see Note 11), cash dividends per share and the stock option plan information (see Note 14) have been adjusted to give retroactive effect to stock splits and stock dividends.

During 1997, the Company repurchased 118,632 shares of its common stock for $2,793,402. As of December 31, 1997, the Company's Board of Directors (the Board) had approved an additional repurchase of up to 2.5% of its outstanding common stock. In January 1998, the Company repurchased 27,376 shares of its common stock for $759,878.

In January 1998, the Company declared a $.12 per share cash dividend which totaled approximately $500,000 and was payable to stockholders of record as of January 26, 1998.

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

OTHER RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 1997, the Company adopted the provisions of SFAS No. 129, "Disclosure of Information about Capital Structure" (SFAS 129). SFAS 129 prescribes reporting standards for securities issued by an entity, including options, warrants, debt and stock. An entity is required to provide information about the pertinent rights and privileges of the various securities outstanding. In addition, the entity shall disclose the number of shares issued upon conversion or exercise of securities during the most recent annual fiscal period. The required disclosures of SFAS 129 are included within the accompanying consolidated financial statements and notes.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) were issued.

SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. Accordingly, any unrealized gains or losses on available-for-sale securities will be recognized as a component of comprehensive income. SFAS 130 will be retroactively effective for the Company beginning in the year ending December 31, 1998.

SFAS 131, in general, requires that public business enterprises report financial and descriptive information about its material reportable operating segments and also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by key management personnel in deciding how to allocate resources and in assessing performance. SFAS 131 will be retroactively effective for the Company beginning in the year ending December 31, 1998. Management believes that SFAS 131 will not have a material effect on the Company's results of operations or financial condition; however, management is currently studying the effect of SFAS 131 related to future disclosure requirements.

RECLASSIFICATIONS

Certain amounts in 1995 and 1996 have been reclassified to conform with the 1997 presentation.

2. CASH AND DUE FROM BANKS

The Bank is required to maintain an average reserve balance ($3,463,000 and $3,570,000 at December 31, 1997 and 1996, respectively) with the Federal Reserve Bank or maintain such reserve balance in the form of cash. This requirement was met by holding cash and maintaining an average reserve balance with the Federal Reserve Bank in excess of this amount.

3. INVESTMENT SECURITIES

Investment securities at December 31, 1997 and 1996 consisted of the following:

                                             Gross      Gross    Estimated
                                Amortized  unrealized unrealized    fair
1997                               cost      gains      losses      value
------                         ----------- ---------- ---------  -----------
Available-for-sale
------------------
U.S. Government and
 agency securities             $37,945,376  $ 393,249  $      -  $38,338,625
U.S. Treasury securities         2,988,043     95,082         -    3,083,125
Equity securities                  531,887                           531,887
                               -----------  ---------  --------- -----------
                               $41,465,306  $ 488,331  $      -  $41,953,637
                               ===========  =========  ========= ===========
Held-to-maturity
----------------
Obligations of state
 and political subdivisions    $ 1,029,793  $   7,018  $      -  $ 1,036,811
Federal Home Loan Bank stock     1,416,164          -         -    1,416,164
                               -----------  ---------  --------- -----------
                               $ 2,445,957  $   7,018  $      -  $ 2,452,975
                               ===========  =========  ========= ===========
1996
----
Available-for-sale
------------------
U.S. Government and
agency securities              $20,372,543  $  95,022  $      -  $20,467,565
U.S. Treasury securities         3,989,347     19,715         -    4,009,062
                               -----------  ---------  --------- -----------
                               $24,361,890  $ 114,737  $      -  $24,476,627
                               ===========  =========  ========= ===========
Held-to-maturity
----------------
Obligations of state and
 political sub-divisions        $2,012,743  $   3,103  $  2,808  $ 2,013,038
Federal Home Loan Bank stock     1,307,464          -         -    1,307,464
                                ----------  ---------  --------- -----------
                                $3,320,207  $   3,103  $  2,808  $ 3,320,502
                                ==========  =========  ========= ===========

The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            Estimated
                                              Amortized        fair
                                                cost          value
                                            ------------  ------------
Available-for-sale
------------------
Due after one year through five years        $38,933,419   $39,409,250
Due after five years through ten years         2,000,000     2,012,500
Equity securities                                531,887       531,887
                                            ------------   -----------
                                             $41,465,306   $41,953,637
                                            ============   ===========
Held-to-maturity
----------------
Due in one year or less                          $39,968       $40,044
Due after one year through five years            989,825       996,767
Federal Home Loan Bank stock                   1,416,164     1,416,164
                                             -----------    ----------
                                              $2,445,957    $2,452,975
                                             ===========    ==========

The Bank, as a member of the Federal Home Loan Bank of Seattle (the FHLB), is required to maintain an investment in capital stock of the FHLB. The FHLB stock is not actively traded but is redeemable by the FHLB at its current book value.

Investment securities with a carrying value of approximately $10,070,000 and $11,519,000 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

4.  LOANS

Loans at December 31, 1997 and 1996 consisted of the following:

                                                  1997          1996
                                             ------------  ------------
Commercial                                   $ 30,058,992  $ 22,485,269
Real estate:
   Construction                                30,862,916    34,375,243
   Mortgage                                    23,395,618    19,774,232
   Commercial                                  52,356,507    42,390,479
Installment                                    18,901,259    14,665,629
                                             ------------  ------------
                                              155,575,292   133,690,852
Less:
   Reserve for loan losses                      2,048,561     1,691,260
   Deferred loan fees                             501,805       372,850
                                             ------------  ------------
                                                2,550,366     2,064,110
                                             ------------  ------------
Loans, net                                   $153,024,926  $131,626,742
                                             ============  ============

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

In the normal course of business, the Bank participates portions of loans to third parties in order to extend the Bank's lending capability or to mitigate risk. At December 31, 1997 and 1996, the portion of these loans participated to third parties (which are not included in the accompanying consolidated financial statements) totaled approximately $3,567,000 and $8,043,000, respectively. The Bank also purchases participated loans from other financial institutions that have similar lending philosophies and guidelines as the Bank. The amount of loan participations purchased from other financial institutions at December 31, 1997 and 1996 totaled approximately $431,000 and $479,000, respectively.

Also in the normal course of business, the Bank finances qualified construction projects. The majority of residential construction loans are sold into the secondary market subsequent to completion of the projects.

5. RESERVE FOR LOAN LOSSES

Transactions in the reserve for loan losses for the years ended December 31,1997, 1996 and 1995 were as follows:

                                            1997        1996       1995
                                         ----------  ----------- ----------
Balance at beginning of year             $1,691,260  $1,651,352  $1,172,238
Loan loss provision                       1,075,109     432,141     480,779
Loans charged-off                          (777,505)   (422,170)   (103,371)
Recoveries of loans previously
 charged-off                                 59,697      29,937     101,706
                                        -----------  ----------- ----------
Balance at end of year                   $2,048,561  $1,691,260  $1,651,352
                                        ===========  =========== ==========

Impaired loans as of and for the years ended December 31, 1997 and 1996 were not significant. Loans past due 90 days or more and still accruing interest were approximately $45,000 and $27,000 at December 31, 1997 and 1996, respectively.

6.  PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1997 and 1996 consisted of the following:

                                                       1997       1996
                                                    ---------- ----------
Land                                                $  184,600 $  184,600
Buildings and leasehold improvements                 4,737,370  3,915,909
Furniture and equipment                              4,042,012  3,588,484
                                                    ---------- ----------
                                                     8,963,982  7,688,993
Less accumulated depreciation and amortization       3,906,594  3,408,239
                                                    ---------- ----------
                                                    $5,057,388 $4,280,754
                                                    ========== ==========

7.  TIME CERTIFICATES OF DEPOSIT

Time certificates of deposit in excess of $100,000 aggregated approximately $3,716,000 and $2,399,000 at December 31, 1997 and 1996, respectively. The related interest expense on time certificates of deposit in excess of $100,000 was approximately $169,000, $176,000 and $135,000 in 1997, 1996 and 1995,
respectively.

At December 31, 1997, the scheduled annual maturities of all time certificates of deposit were approximately as follows:

   1998                                 $18,656,000
   1999                                   2,018,000
   2000                                     315,000
   2001                                     315,000
   2002                                     250,000
   Thereafter                                40,000
                                       ------------
                                        $21,594,000
                                       ============

8.  BORROWINGS

At December 31, 1997 and 1996, the Bank had $5,000,000 in long-term borrowings from the FHLB which were due in May 1998 and bore interest at a fixed rate of 6.96%. The borrowings were collateralized by a blanket pledge agreement on the FHLB stock, any funds on deposit with the FHLB, investment securities and loans. In January 1998, the Bank paid-off its long-term borrowings with the FHLB.

9.  OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of amounts recognized in the accompanying consolidated balance sheets. The contract amounts of these instruments reflect the extent of the Bank's involvement in these particular classes of financial instruments. As of December 31, 1997 and 1996, the Bank held no derivative financial instruments.

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

A summary of the Bank's off-balance sheet financial instruments at December 31, 1997 and 1996 is approximately as follows:
                                                        1997          1996
                                                    -----------   ----------

Commitments to extend credit                        $48,945,000   $46,183,000
Commitments under credit card lines of credit         5,318,000     3,460,000
Standby letters of credit                             1,356,000       918,000
                                                    -----------   -----------
Total off-balance sheet financial instruments       $55,619,000   $50,561,000
                                                    ===========   ===========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. The Bank typically does not obtain collateral related to credit card commitments. Collateral held for other commitments varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties.

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

10.  INCOME TAXES

The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 was approximately as follows:

                                          1997        1996        1995
                                       ----------  ----------  ----------

Current                                $2,442,700  $2,194,900  $1,832,100
Deferred                                  421,000     527,000     145,000
                                       ----------  ----------  ----------
Provision for income taxes             $2,863,700  $2,721,900  $1,977,100
                                       ==========  ==========  ==========

The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31, 1997, 1996 and 1995 were approximately as follows:

                                                 1997       1996        1995
                                             ----------  ----------  ----------
Expected federal income tax at statutory
 rate of 34%                                 $2,687,600  $2,459,900  $1,907,200
Effect of nontaxable interest income, net      (43,000)     (55,600)    (48,800)
State income taxes, net of federal effect       200,400     316,100     122,700
 Other, net                                      18,700       1,500      (4,000)
                                            -----------  ----------  ----------
Provision for income taxes                  $ 2,863,700  $2,721,900  $1,977,100
                                            ===========  ==========  ==========

The components of the net deferred tax assets and liabilities at December 31, 1997 and 1996 were approximately as follows:

                                                      1997        1996
                                                   ----------- ----------
Assets:
 Loan loss provision                               $  652,000  $  551,000
 Deferred compensation expense                        253,000     150,000
 Deferred life insurance expenses                      81,000           -
 Other                                                 62,000      55,000
   Total deferred tax assets                        1,048,000     756,000
                                                    ----------  ----------
Liabilities:
 Deferred loan fees                                   325,000     178,000
 Mortgage servicing rights                            487,000     222,000
 FHLB stock dividends                                 174,000     134,000
 Net unrealized gains on investment securities
   available-for-sale                                 186,000      44,000
 Interest earned on life insurance policies           176,000      87,000
 Other                                                 75,000      45,000
                                                    ---------   ----------
Total deferred tax liabilities                      1,423,000     710,000
                                                    ---------   ----------
Net deferred tax assets (liabilities)               $(375,000)  $  46,000
                                                    ==========  ==========

The Company made income tax payments of approximately $2,520,000, $2,680,000 and $2,234,000 during 1997, 1996 and 1995, respectively.

11.  BASIC AND DILUTED EARNINGS PER COMMON SHARE

During the fourth quarter of 1997, the Company retroactively adopted SFAS 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the Company to disclose basic earnings per common share and diluted earnings per common share. The Company's basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. The Company's diluted earnings per common share is calculated by dividing net income by the weighted-average number of common shares outstanding plus dilutive common shares related to stock options.

The numerators and denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995 can be reconciled as follows:

                                             Net
                                           income       Shares       Per-share
                                         (numerator) (denominator)     amount
                                          ---------- -------------  ----------
 1997
-------
Basic earnings per common share
 Income available to common stock-
   holders                                $5,041,141   4,255,339      $  1.18
                                                                    =========
 Effect of assumed conversion of
   stock options                                         123,045
                                          ----------  ----------
 Diluted earnings per common share        $5,041,141   4,378,384      $  1.15
                                          ==========  ==========    =========

1996
----
Basic earnings per common share
 Income available to common stock-
   holders                                $4,513,004   4,265,934      $  1.06
                                                                    =========
Effect of assumed conversion of stock
 options                                           -      72,039
                                          ----------  ----------
Diluted earnings per common share         $4,513,004   4,337,973      $  1.04
                                          ==========  ==========    =========

1995
----
Basic earnings per common share
 Income available to common stock-
   holders                                $3,632,275   4,265,934      $   .85
                                                                    =========

Effect of assumed conversion of stock
 options                                          -       38,799
                                          ----------  ----------
Diluted earnings per common share         $3,632,275   4,304,733      $   .84
                                          ==========  ==========    =========

The above computations have not been adjusted to reflect the repurchase of the Company's common stock in January 1998 (see Note 1) and the issuance of additional stock options in January 1998 (see Note 14).

12.  TRANSACTIONS WITH RELATED PARTIES

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

An analysis of activity with respect to loans to directors and officers of the Bank for the year ended December 31, 1997 was as follows:

   Balance at December 31, 1996           $1,679,625
   Additions                               4,348,495
   Repayments                            (4,577,995)
                                          ----------
   Balance at December 31, 1997           $1,450,125
                                          ==========

13.  BENEFIT PLANS

401(K) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan (the Plan) that covers substantially all full-time employees. Employees may make voluntary tax-deferred contributions to the Plan, and employer contributions to the Plan are at the discretion of the Board, not to exceed the amount deductible for federal income tax purposes. Employees vest in the employer contributions over a period of five years. Employer contributions to the Plan which were charged to operations were approximately $628,000, $578,000 and $468,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

OTHER BENEFIT PLANS

During the fourth quarter of 1995, the Bank established deferred compensation plans for the Board and certain key executives and managers, a salary continuation plan for certain key executives and a fee continuation plan for the Board.

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

The plans also include death benefit provisions for certain participants. To assist in the funding of the plans, the Bank has purchased life insurance policies on the majority of the participants. The cash surrender value of these policies at December 31, 1997 and 1996 were approximately $4,054,000 and $3,913,000, respectively, and are included in accrued interest and other assets in the accompanying consolidated balance sheets.

The amount of expense charged to operations in 1997, 1996 and 1995 related to the deferred compensation plans was approximately $122,000, $111,000 and $100,000, respectively. The amount of expense charged to operations in 1997, 1996 and 1995 for the salary continuation and fee continuation plans was approximately $147,000, $160,000 and $25,000, respectively. For financial reporting purposes, such expense amounts have not been adjusted for income earned on the life insurance policies. The net amount of income earned (net of related policy load charges, mortality costs and surrender charges incurred) on the life insurance policies which was included in other noninterest income (expense) in 1997, 1996 and 1995 was approximately $123,000, $162,000 and ($39,000), respectively.

14.  STOCK OPTION PLAN

Under the Company's Stock Option Plan, it may grant Incentive Stock Options
(ISOs) and Non-qualified Stock Options (NSOs) to key employees.

The option price of ISOs is the fair market value at the date of grant, and the option price of NSOs is to be at a price not less than 85% of fair market value at the date of grant. Generally, options become exercisable in varying amounts based on years of employee service, commencing one year from the date of grant. All options expire after a period of ten years.

During 1996, the Company adopted SFAS 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 defines a "fair value-based method" of accounting for employee stock options and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation for those plans using the "intrinsic value-based method" under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). Substantially all of the Company's stock options have no intrinsic value at grant date, and under Opinion 25, no compensation cost is recognized for them. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. In addition, SFAS 123 is applicable only to options granted subsequent to December 31, 1994. The Company has elected to continue to apply the accounting provisions of Opinion 25 and disclose pro forma amounts that reflect the difference between compensation cost, if any, included in net income and the related cost measured by the fair value-based method, including tax effects, that would have been recognized in the income statement if the fair value-based method had been used.

The effect of applying the fair value-based method of SFAS 123 to stock options granted in the years ended December 31, 1997, 1996 and 1995 resulted in an estimated weighted-average grant date fair value of $3.83, $2.54 and $1.67, respectively. Had compensation cost been determined based on the fair value of the options at the date of grant, the Company's pro forma net income, pro forma basic earnings per common share and pro forma diluted earnings per common share would have been as follows:

                                            1997        1996        1995
                                         ----------  ----------  ----------
Net income               As reported     $5,041,141  $4,513,004  $3,632,275
                         Pro forma        4,905,554   4,458,164   3,604,796
Basic earnings per common
 share                   As reported          $1.18       $1.06        $.85
                         Pro forma             1.15        1.05         .85
Diluted earnings per common
 share                   As reported          $1.15       $1.04        $.84
                         Pro forma             1.12        1.03         .84

The Company used the Black-Scholes option-pricing model with the following weighted-average assumptions to value options granted:

                                            1997       1996      1995
                                         ---------- --------- ---------
Dividend yield                                1.6%      1.6%      1.6%
Expected volatility                          35.8%     31.8%     29.4%
Risk-free interest rate                       5.8%      6.2%      5.5%
Expected option lives                      5 years   5 years   5 years

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, the proforma effect for 1997, 1996 and 1995 may not be representative of the effects on reported results in future years.

At December 31, 1997, 194,382 shares reserved under the Stock Option Plan were available for future grant. Activity related to the Stock Option Plan for the years ended December 31, 1997, 1996 and 1995 was as follows:


                                       1997                1996                1995
                                ------------------   ------------------  ------------------
                                         Weighted-            Weighted-           Weighted-
                                Options   average    Options   average   Options   average
                                  out-   exercise      out-   exercise      out-  exercise
                                standing    price    standing   price    standing   price
                                -------- --------    -------- --------   -------- ---------
Balance at beginning of year     147,168  $  5.01     116,040  $  4.29    79,860   $  3.76
Granted                           60,750    11.16      35,638     7.62    37,390      5.48
Forfeited                         (3,000)   10.88      (4,510)    7.03    (1,210)     5.48
Exercised                        (24,936)    4.01           -        -         -         -
                                ---------            --------            --------
Balance at end of year           179,982  $  7.13     147,168  $  5.01    116,040  $  4.29
                                --------- -------    --------   ------   -------- ---------


Information regarding the number, weighted-average exercise price and weighted-average remaining contractual life of options by range of exercise price at December 31, 1997 is as follows:

                                     Options outstanding           Exercisable options
                            -----------------------------------   -----------------------
                                                    Weighted-
                                       Weighted-    average                    Weighted
                                       exercise     remaining                  average
            Exercise       Number of    average    contractual    Number of    exercise
           price range      options      price     life (years)    options      price
        -----------------  ---------  -----------  ------------   ----------  -----------
          $  3.76            57,233     $  3.76            6         57,233     $  3.76
             5.48            33,759        5.48            7         33,759        5.48
             7.62            31,240        7.62            8         31,240        7.62
            10.88 - 18.25    57,750       11.16            9         48,000        0.88
                           ---------                -----------    ---------  -----------
                            179,982     $  7.13          7.5        170,232     $  6.82
                           =========   ==========   ===========    =========  ===========


Exercisable options as of December 31, 1996 and 1995 totaled 137,578 and 98,664, respectively.

In January 1998, ISO's for an additional 46,000 shares were granted at $28 per share, subject to the Company meeting certain performance standards in 1998.

15.  COMMITMENTS AND CONTINGENCIES

The Bank leases certain land and facilities under operating leases, some of which include renewal options and escalation clauses. At December 31, 1997, the aggregate minimum rental commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were approximately as follows:

           1998                          $   236,000
           1999                              236,000
           2000                              236,000
           2001                              203,000
           2002                              203,000
           Thereafter                      3,247,000
                                         -----------
           Total minimum payments        $ 4,361,000
                                         ===========

Total rental expense was approximately $236,000, $240,000 and $213,000 in 1997, 1996 and 1995, respectively.

In the ordinary course of business, the Bank becomes involved in various litigation arising from normal banking activities. In the opinion of management, the ultimate disposition of these actions will not have a material adverse effect on the Company's consolidated financial position or results of operations at December 31, 1997.

16.  ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS
107), which requires the disclosure of fair value information about financial instruments where it is practicable to estimate that value.

In cases where quoted market values are not available, the Company primarily uses present value techniques to estimate the fair values of its financial instruments. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.

In addition, as the Company normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments but which have significant value. These include such off-balance sheet items as core deposit intangibles and mortgage loan servicing rights originated prior to the Company's adoption of SFAS 122 as superseded by SFAS
125. The Company does not believe that it would be practicable to estimate a representational fair value for these types of items as of December 31, 1997 and 1996.

Because SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

The Company used the following methods and assumptions to estimate the fair value of its financial instruments:

  Cash and cash equivalents: The carrying amount approximates the estimated fair value of these instruments.

  Investment securities: The market value of investment securities, which is based on quoted market values or the market values for comparable securities, represents estimated fair value.

  Deposits: The estimated fair value of demand deposits, consisting of checking, savings and certain interest bearing demand deposit accounts, is represented by the amounts payable on demand. The estimated fair value of certificates of deposits is calculated by discounting the scheduled cash flows using the December 31, 1997 and 1996 rates offered on these instruments.

  Long-term debt: The estimated fair value of long-term debt is calculated discounting the scheduled cash flows using quoted rates from FHLB as of December 31, 1997 and 1996.

  Off-balance sheet financial instruments: The estimated fair value of off-balance sheet financial instruments (primarily commiments to extend credit) is determined based on fees currently charged for similar commitments. Management estimates that these fees approximate $367,000 and $346,000 as of December 31, 1997 and 1996, respectively.

The estimated fair values of the Company's significant on-balance sheet financial instruments at December 31, 1997 and 1996 were as follows:

                                        1997                         1996
                             ---------------------------   ---------------------------
                               Carrying      Estimated       Carrying      Estimated
                                value        fair value       value        fair value
                             ------------   ------------   ------------   ------------
Financial assets:
  Cash and cash equivalents  $ 29,553,706   $ 29,554,000   $ 28,892,608   $ 28,893,000
    Investment securities:
      Available-for-sale       41,953,637     41,954,000     24,476,627     24,477,000
      Held-to-maturity          2,445,957      2,453,000      3,320,207      3,321,000
    Loans, net (including
      mortgage loans held
        for sale)             156,780,000    154,901,112    132,237,392    132,565,000

Financial liabilities:
  Deposits                    211,379,000    211,344,773    171,082,094    171,270,000
  Long-term debt                5,000,000      5,000,000      5,000,000      5,046,000


17.  REGULATORY MATTERS

Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Bancorp and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to average assets (as defined), and Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes that as of December 31, 1997, Bancorp and the Bank meet or exceed all relevant capital adequacy requirements.

As of December 31, 1997, the most recent notification from the Federal Reserve Bank and the Federal Deposit Insurance Corporation categorized Bancorp and the Bank as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized, Bancorp and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since the notifications from the regulators that management believes would change Bancorp's or the Bank's regulatory capital categorization.

Bancorp's actual and required capital amounts and ratios are presented in the following table (dollars in thousands):

                                                                                 To be well capitalized
                                                              For capital       under prompt corrective
                                        Actual             adequacy purposes       action provisions
                                 --------------------  -----------------------  -----------------------
                                  Amount       Ratio      Amount        Ratio    Amount          Ratio
                                 --------     -------     -------      -------  --------       --------
December 31, 1997:

Tier 1 capital
 (to average assets)             $ 23,573       9.6%     $  9,788        4.0%   $ 12,235          5.0%
Tier 1 capital
 (to risk-weighted assets)         23,573      13.1         7,173        4.0      10,760          6.0
Total capital
 (to risk-weighted assets)         25,622      14.3        14,346        8.0      17,933         10.0

December 31, 1996:

Tier 1 capital
 (to average assets)               23,190      11.5         8,096        4.0      10,120          5.0
Tier 1 capital
 (to risk-weighted assets)         23,190      15.4         6,027        4.0       9,041          6.0
Total capital
 (to risk-weighted assets)         24,881      16.5        12,054        8.0      15,068         10.0


The Bank's actual and required capital amounts and ratios are presented in the following table (dollars in thousands):

                                                                           To be well capitalized
                                                         For capital      under prompt corrective
                                        Actual        adequacy purposes     action provisions
                                   ----------------   -----------------   -----------------------
                                   Amount     Ratio   Amount      Ratio     Amount     Ratio
                                   -------    -----   ------      -----     ------     -----
December 31, 1997:

Tier 1 capital
 (to average assets)               $18,570     7.6%   $9,771       4.0%     $12,214      5.0%
Tier 1 capital
 (to risk-weighted assets)          18,570    10.4     7,163       4.0       10,744      6.0
Total capital
 (to risk-weighted assets)          20,565    11.5    14,325       8.0       17,907     10.0

December 31, 1996:

Tier 1 capital
 (to average assets)                22,479    11.1     8,082       4.0       10,103      5.0
Tier 1 capital
 (to risk-weighted assets)          22,479    14.9     6,041       4.0        9,062      6.0
Total capital
 (to risk-weighted assets)          24,170    16.0    12,082       8.0       15,103     10.0


18.  PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Cascade Bancorp (Parent Company only) is presented as follows:

CONDENSED BALANCE SHEETS

                                                                     December 31,
                                                          --------------------------------
                                                                 1997            1996
                                                          --------------   ---------------
Assets:
  Cash                                                      $  4,042,545     $    710,724
  Equity securities available-for-sale                           531,887
  Investment in subsidiaries                                  19,661,992       22,861,325
                                                            ------------    --------------
        Total assets                                        $ 24,236,424     $ 23,572,049
                                                            ============    ==============

  Stockholders' equity                                      $ 24,236,424     $ 23,572,049
                                                            ============    ==============



CONDENSED STATEMENTS OF OPERATIONS

                                                            Years ended December 31,
                                                 ---------------------------------------
                                                    1997         1996           1995
                                                 ----------   -----------    -----------
Expenses:
  Administrative                                 $   34,893   $    20,514    $    13,701
  Amortization                                            -             -          3,706
                                                 ----------   -----------    -----------
Total expenses                                       34,893        20,514         17,407
                                                 ----------   -----------    -----------
Loss before income taxes
  and equity in undistributed net
    earnings of subsidiaries                     $  (34,893)  $   (20,514)   $   (17,407)
Income tax benefit                                   13,957         8,209          6,962
                                                 ----------    ----------    -----------
Loss before equity in undistributed
  net earnings of subsidiaries                      (20,936)      (12,305)       (10,445)
Equity in undistributed net earnings
  of subsidiaries                                 5,062,077     4,525,309      3,642,720
                                                 ----------    ----------    -----------
Net income                                       $5,041,141    $4,513,004    $ 3,632,275
                                                 ==========    ==========    ===========


CONDENSED STATEMENTS OF CASH FLOWS

                                                        Years ended December 31,
                                              -------------------------------------------------
                                                  1997            1996         1995
                                              -----------    ------------  -----------
Cash flows from operating activities:

Net income                                     $5,041,141      $4,513,004    $3,632,275
Adjustments to reconcile net income
  to net cash used by operating activities:
    Undistributed net earnings of
      subsidiaries                            (5,062,077)      (4,525,309)   (3,642,720)
    Decrease in other assets                            -               -         3,706
                                              -----------    ------------   ------------
      Net cash used by operating activities      (20,936)         (12,305)       (6,739)
Cash flows used by investing activities
   purchase of equity securities                (531,887)               -            -
Cash flows from financing activities:
  Investment in Cascade Finance                 (500,000)               -            -
  Cash dividends paid                         (1,915,032)               -            -
  Dividends from the Bank                       8,993,078               -            -
  Repurchases of stock                        (2,793,402)               -            -
  Stock options exercised                         100,000               -            -
  Decrease in due from Bank                             -           6,962         5,048
                                               ----------    ------------   ------------
  Net cash provided by financing activities     3,884,644           6,962         5,048
                                               ----------    ------------   ------------
Net increase (decrease) in cash                 3,331,821          (5,343)       (1,691)
Cash at beginning of year                         710,724         716,067       717,758
                                               ----------    ------------   ------------
Cash at end of year                            $4,042,545        $710,724      $716,067
                                               ==========    ============   ============


These financial statements have not been reviewed for accuracy or relevance by the Federal Deposit Insurance Corporation.